Exhibit 99.1

CONDENSED CONSOLIDATED BALANCE SHEETS

In Accordance with Dutch Accounting Principles

Amounts in million EUR
	June 30, 2003	December 31, 2002
	(unaudited)	(note)
Investments	129,318	130,608
Group companies and participations	3,151	3,556
Investments for the account of policyholders	97,934	94,728
Other assets	10,122	9,314

Total assets	240,525	238,206

Shareholders’ equity	13,607	14,231
Capital securities	1,967	2,008
Subordinated (convertible) loans	579	616
Senior debt related to insurance activities	3,124	3,203

Total capital base	19,277	20,058

Technical provisions	100,650	102,914
Technical provisions with investments for the account of policyholders	97,934	94,728
Other liabilities	22,664	20,506

Total shareholders’ equity and liabilities	240,525	238,206

Note:	The balance sheet at December 31, 2002 has been derived from audited financial statements at that date but does not include all of the information and footnotes required for complete financial statements required by Dutch accounting principles.

See Notes to the Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS

In Accordance with Dutch Accounting Principles

Amounts in million EUR (except per share data)
	Six months ended June 30,
	2003	2002
	(unaudited)	(unaudited)
Revenues

Gross premiums	10,190	11,219
Investment income	4,238	4,857
Income from banking activities	185	190

Total revenues	14,613	16,266

Benefits and expenses

Premiums to reinsurers	1,008	861
Benefits paid and provided	9,326	10,828
Profit sharing and rebates	92	108
Commissions and expenses for own account	2,614	2,657
Interest	322	365
Miscellaneous income and expenditure	302	457

Total benefits and expenses	13,664	15,276

Income before tax	949	990
Corporation tax	(259)	(283)
Transamerica Finance Corporation	169	56

Net income	859	763

Net income per share [1]:
Basic	0.55	0.53
Diluted	0.55	0.52
Dividend per share [1]	0.20	0.36

[1]	Adjusted for stock dividend.

See Notes to the Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

In Accordance with Dutch Accounting Principles

Amounts in million EUR

	Six months ended June 30,
	2003	2002
	(unaudited)	(unaudited)
CASH FLOW FROM OPERATING ACTIVITIES

Net income	859	763
Increase in technical provisions after reinsurance	3,838	3,028
Annuity deposits	11,669	15,642
Annuity repayments	(7,441)	(8,894)
Other	(830)	888

	8,095	11,427
CASH FLOW (USED IN) INVESTING ACTIVITIES

Invested and acquired	(61,531)	(53,433)
Disposed and redeemed	55,083	44,848
Change in investments for account of policyholders	(2,763)	(2,810)
Other	(1,067)	41

	(10,278)	(11,354)
CASH FLOW FROM FINANCING ACTIVITIES

Repurchased and sold own shares	19	—
Dividend paid	(31)	(312)
Other	1,041	394

	1,029	82

CHANGE IN LIQUID ASSETS	(1,154)	155

The cash flow statement has been set up according to the indirect method and also complies with International Accounting Standard No. 7. Only those changes affecting liquid assets have been taken into account. The effects of revaluations and currency exchange rate differences have therefore not been included. The impact of currency exchange rate differences on liquid assets kept in foreign currencies is not material.

Amounts paid in cash in the first six months of 2003 for interest totaled EUR 241 million (first six months of 2002: EUR 537 million) and for corporation tax EUR 305 million (first six months of 2002: EUR 222 million).

See Notes to the Condensed Consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements are presented in accordance with Dutch Accounting Principles.

Certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted, but all adjustments (consisting of normal recurring accruals) which in the opinion of management are necessary for a fair presentation of these interim financial statements are included.

AEGON N.V. is also referred to as AEGON or the Company.

Net income for the six months ended June 30, 2003 is not necessarily indicative of the results that may be expected for the year ending December 31, 2003. These unaudited condensed consolidated financial statements should be read in conjunction with AEGON’s 2002 annual audited financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in AEGON’s annual report on Form 20-F and the AEGON annual report for the year ended December 31, 2002.

AEGON Funding Corp. (AFC) and AEGON Funding Corp. II (AFC II) are indirect wholly owned subsidiaries of AEGON which were established as financing vehicles to be used to raise funds for the U.S. subsidiaries of AEGON. AFC and AFC II have been fully consolidated in the financial statements of AEGON. If AFC or AFC II issues debt securities, AEGON will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of AEGON and will rank equally with all other unsecured and unsubordinated obligations of AEGON. The guarantees of subordinated debt securities will constitute an unsecured obligation of AEGON and will be subordinate in right of payment to all senior indebtedness of AEGON.

AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. At June 30, 2003 the issued and outstanding capital is EUR 0.2 billion, the reserves required by law amount to EUR 1.0 billion and EUR 12.4 billion is available for dividends. However, certain of AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their parent companies. Insurance subsidiaries in the United States are subject to prior approval by statutory authorities for certain payments of dividends to AEGON that exceed specified limits. These insurance subsidiaries are also subject to risk based capital standards, established by the National Association of Insurance Commissioners, which prescribes required capital levels and may restrict the amount of dividends which can be paid. Under the Insurance Industry Supervision Act 1993 in The Netherlands, life insurance companies are required to maintain an equity of approximately 5% of general account technical provisions and, in case of no interest guarantee, of approximately 1% of technical provisions with investments for the account of policyholders. While management does not believe such restrictions on AEGON’s subsidiaries will affect its ability to pay dividends in the future, there can be no assurance that these restrictions will limit or prevent AEGON from doing so.

Foreign currency

Assets and liabilities in non-euro currencies are converted to euros at the period-end exchange rates.

Income statement items in non-euro currencies are converted to euros at the average currency exchange rates for the reporting period.

The most important euro closing rates are:

	June 30, 2003	December 31, 2002
U.S. Dollar (USD)	1.1427	1.0487
Pound Sterling (GBP)	0.6932	0.6505
Canadian Dollar (CAD)	1.5506	1.6550
Hungarian Forint (HUF)	266.61	235.90

(2) NET INCOME PER SHARE

Net income per share, based on Dutch Accounting Principles, is set out in the accompanying condensed consolidated income statements, and is calculated based on the net income available to common shareholders. The weighted average number of common shares gives effect, in all periods presented, to stock dividends. Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the Dutch and US accounting basis is as follows:

	Six months ended June 30,
	2003	2002
Numerator: (amounts in million EUR)

Dutch accounting principles:
Net income	859	763
Less: dividends on preferred shares	(47)	(1)
Net income used in basic and diluted calculation	812	762

US GAAP:
Net income based on Dutch accounting principles used in basic and diluted calculation	812	762
US GAAP adjustments to net income	(40)	(2,060)
Net income (loss) based on US GAAP used in basic and diluted calculation	772	(1,298)

Denominator: (number of shares, in millions)
Weighted average shares, as used in basic calculation	1,471.5	1,448.5
Addition for stock options outstanding during the year	—	2.1
Weighted average shares, as used in diluted calculation	1,471,5	1,450.6

Multiply factor for stock dividend applied to weighted average number of shares	—	1.04

	Six months ended June 30,
	2003	2002
	EUR	EUR
Net income (loss) per share, based on US GAAP [1]
Basic	0.52	(0.90)
Diluted	0.52	(0.89)

[1]	Adjusted for stock dividend.

(3) EXPLANATION OF DIFFERENCES BETWEEN DUTCH ACCOUNTING PRINCIPLES AND US GAAP

The consolidated financial statements of AEGON N.V. have been prepared in accordance with Dutch Accounting Principles. Dutch Accounting Principles (DAP) differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The following is a summary of differences between DAP and US GAAP which have an impact on reported Shareholders’ Equity or Net Income.

DESCRIPTION OF DIFFERENCES IN ACCOUNTING PRINCIPLES

Real estate

Under DAP real estate is shown at market value, defined as the selling-value under normal market circumstances. New property is valued at construction cost, including interest during the construction period, or at purchase price. Unrealized and realized gains and losses on real estate investments as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the revaluation account, taking into account the related (deferred) taxes.

Under US GAAP real estate is carried at historical cost less accumulated depreciation and is adjusted for any impairment in value. Depreciation is provided over the estimated economic life of the property. Realized gains or losses and all other operating income and expense are reported in the income statement.

The adjustment shown in the reconciliation in the Shareholders’ equity column represents the reduction from market value to the historical cost less depreciation.

The adjustment shown in the reconciliation in the Net income column represents the annual depreciation charge. The differences in results on disposals arising from the difference in book value between DAP and US GAAP, is shown in the line “realized gains on real estate and shares” as is the reversal of the indirect income.

Debt securities - valuation

Under DAP bonds and private placements are shown at amortized cost less write-downs for uncollectible amounts. Provisions for losses on bonds and private placements are established as a result of default or other credit related issues.

Under US GAAP debt securities are classified in three categories and accounted for as follows:

•	debt securities that the company has the intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost;

•	debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and

•	debt securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in shareholders’ equity.

AEGON has classified the vast majority of its debt securities as available-for-sale securities and the remainder as trading securities. Under US GAAP when evidence indicates there is a decline in a debt security’s value which is other than temporary, the security is written down to fair value through a charge to current year’s earnings. The impairment charge is reflected in the line Debt securities – realized gains and losses.

The adjustment shown in the reconciliation in the Shareholders’ equity column represents the difference between the amortized cost basis less write-downs for uncollectible amounts and the fair value. Valuation differences arising from higher impairment charges for US GAAP are reflected here as well.

Debt securities – realized gains and losses

Under DAP realized gains and losses from transactions within the bonds and private placements portfolios, unless a loss is considered a default loss, are deferred and released to the income statements in annual installments over the estimated average remaining maturity term of the investments sold.

Under US GAAP realized gains and losses on sales of bonds and private placements classified as available-for-sale are recorded in the earnings of the period in which the sales occurred. Gains and losses, both realized and unrealized, on bonds and private placements classified as trading are included in net income.

The adjustment shown in the reconciliation in the Shareholders’ equity column represents the reclassification of the deferred results on the sale of bonds from liabilities to Shareholders’ equity.

The adjustment shown in the reconciliation in the Net income column represents the difference between the release of the deferred results on a DAP basis and the realized results on a US GAAP basis and also includes any impairment charges and gains and losses on trading debt securities.

Deferred policy acquisition costs and value of business acquired

Under DAP acquisitions costs that vary with and are primarily related to the acquisition of new or renewal insurance contracts are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. Acquisition costs are also deferred for certain non-insurance investment type products related to 401-K plans in the U.S. DPAC are amortized over the life of the underlying contracts, which are periods not to exceed the premium-paying periods for fixed premium products (traditional life and fixed universal life) and for flexible premium insurance contracts and investment type contracts in proportion to the emergence of estimated gross profits.

For fixed premium products in all countries, the DPAC are tested at least annually by country unit and product line to assess the recoverability. The amount not recoverable is recognized as an expense in the income statement in the period of determination. In the United States and Canada, the DPAC on flexible premium products, including fixed and variable annuities, variable universal life and unit-linked contracts, are amortized at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the policies. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. A significant assumption related to estimated gross profits on variable annuities and life insurance products is the annual long-term net growth rate of the underlying assets. The reconsideration of assumptions may affect the original DPAC amortization schedule, referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule, which is based upon actual gross profits earned to date and revised estimates of future gross profits, is recognized in the income statement as an expense or a benefit. In the Netherlands, the United Kingdom and Other countries the impact of equity market movements on estimated gross profits on flexible premium products is covered by the yearly or, if appropriate, quarterly recoverability testing; a negative outcome is charged to the income statement in the period of determination. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted for future periods.

Under US GAAP for fixed premium products the accounting is the same as DAP in all countries. For flexible premium products sold in the United States and Canada, US GAAP is the same as DAP. For flexible premium products sold in the Netherlands, the United Kingdom and Other countries an unlocking adjustment is made using a revised DPAC amortization schedule based on actual gross profits earned to date and revised estimates of future gross profits. In recent years this unlocking adjustment has resulted in additional amortization expense. Acquisition costs related to non-insurance investment type products related to 401-K plans in the United States are expensed as incurred as opposed to being deferred and amortized in accordance with DAP.

The adjustment in the reconciliation in the Shareholders’ equity column and the adjustment in the reconciliation in the Net Income column include the effect of unlocking for DPAC on flexible premium products in the United Kingdom and the difference in accounting for acquisition costs related to non-insurance investment type products related to 401-K plans in the United States. Also included, in accordance with practice subsequent to the issuance of SFAS 115, is the adjustment of DPAC to reflect the change in amortization that would have been necessary if unrealized investment gains or losses related to debt securities had been realized. The effect on US GAAP equity related to SFAS 115 is EUR (1,870) million (year-end 2002: EUR (1,027) million).

Goodwill

Under DAP goodwill is charged to Shareholders’ equity in the year of acquisition.

Under US GAAP goodwill is capitalized and prior to January 1, 2002 goodwill was amortized over the expected periods to be benefited with adjustments for impairment, if necessary. For US GAAP accounting purposes goodwill was amortized over various periods, not exceeding 20 years for years prior to 2002. Goodwill was tested for impairment based on undiscounted cash flows.

Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets” goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment may be necessary. Impairment testing requires the determination of the fair value for each of our identified reporting units. The reporting units identified for AEGON based upon the SFAS No. 142 rules include: AEGON USA, AEGON Canada, AEGON The Netherlands, AEGON UK insurance companies and AEGON UK distribution companies, Other Countries and Transamerica Finance Corporation. The fair value of the insurance operations was determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. For our non-insurance operations, fair value was determined using a discounted cash flow analysis. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involved significant judgments and estimates. The discount rates used were believed to represent market discount rates, which would be used to value businesses of similar size and nature.

A goodwill impairment write-down of EUR 1,295 million was recorded as a cumulative effect of adopting SFAS 142 as of January 1, 2002, and primarily reflects impairment for Transamerica Finance Corporation (EUR 1,234 million).

Technical provisions

Under DAP the provision for life insurance represents the present value of future benefits to be paid to or on behalf of policyholders and related expenses less the present value of future net premiums. The provision is calculated using actuarial methods that include assumptions such as estimates of premiums, mortality, investment performance, lapses, surrenders and expenses. These assumptions are initially based on best estimates of future experience at policy inception date, in some instances taking into account a margin for the risk of adverse deviation. The assumptions used are regularly reviewed, compared to actual experience and, if necessary, and depending on the type of products, updated.

For products that have guaranteed benefits over the lifetime of the policy or at maturity, the premiums also include loadings for the expected cost of the guarantee. The pricing of the guarantee is based on assumptions for future investment performance, including reinvestment assumptions.

The provision for life insurance comprises also the provision for unexpired risks as well as the provision for claims outstanding. In case the premium-paying period is shorter than the lifetime of the policy, a provision for future expenses is set up to cover any estimated future expenses after the premium-paying period. Future costs in connection with benefit payments are also provided for.

In various countries products are sold that contain minimum guarantees. For these products the regular technical provision is recognized under technical provisions with investments for account of policyholders. The technical provision life insurance includes provisions for guaranteed minimum benefits related to contracts where the policyholder otherwise bears the investment risk.

In the United States a common feature in variable annuities is a guaranteed minimum death benefit (GMDB). This means that when the insured dies, the beneficiaries receive the highest of the account balance or the guaranteed amount. The latter is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes including a roll-up or step-up feature, thereby increasing the guarantee with interest or with increases in the account value, respectively.

The provision for minimum guarantees on variable annuities is banded using stochastic prospective methods (probability weighted calculation using multiple future scenarios) and current assumptions. Within a defined cap and floor corridor, the accrual method based on pricing assumptions with valuation interest less actual claims incurred is followed. Outside the cap and floor corridor, an excess or shortfall of the provision will cause an extra charge or credit to the income statement.

In Canada the variable annuity products sold are known as segregated funds. The provisions for the minimum guarantees on segregated funds are established consistent with the method described for the minimum guarantees on the variable annuity contracts sold in the United States.

In the Netherlands Fund Plan policies have a guaranteed return of 3% or 4% at maturity or upon the death of the insured if premium paid for a consecutive period of ten years is invested in Mix Fund and/or Fixed Income Fund. For this guaranteed return a provision is established based on stochastic modeling. The provision is developed applying the accrual method based on pricing assumptions less actual claims incurred. A corridor for the provision is determined regularly based on stochastic modeling methods. If the provisions develop outside the corridor, a charge or credit to the income statement is recorded. Minimum interest guarantees on group pension contracts in The Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest, after retirement of the employees. Due to the nature of the product, these guarantees have a long-term horizon of about 30 to 60 years. The provision is developed applying the accrual method based on pricing assumptions less actual deductions.

Provisions for fixed annuities, guaranteed investment contracts (GICs) and funding agreements (FAs) are equal to the accumulated contract balance.

Under US GAAP the technical provisions for traditional life insurance contracts are computed using the net level premium method with investment yields, mortality, lapses and expenses based on historical assumptions, and include a provision for adverse deviation. For universal life contracts and investment type contracts (annuities) the technical provisions are equal to the policyholder account balances at the balance sheet date. The UK technical provision is reduced to equal the contract holder balance. The technical provision for fixed annuities, GICs and FAs is the same as under DAP.

Also, US GAAP technical provisions include the part of the change in value of the debt securities that must be allocated to policyholders based on the effects of the application of SFAS 115. The SFAS 115 effect on US GAAP equity is EUR (452) million (year-end 2002: EUR (348) million).

In addition, to the extent that the contract contains an embedded derivative that is not clearly and closely related to the host contract as defined by US GAAP, the contract is bifurcated and the derivative is marked to fair value with changes recognized in the income statement. This adjustment is included in the derivative line in the reconciliation.

Realized gains on real estate and shares

Under DAP realized and unrealized gains and losses on real estate and shares are recognized in the revaluation account, taking into account the related (deferred) taxes. In the income statement the structural total return on investments in real estate and shares is recognized. The total return includes the realized direct income (rents and dividends) of the reporting period and an amount of indirect income. The total return is calculated by determining the average of the total return yield over the last 30 years and multiplying this average yield by the average value of these investments over the last 7 years, adjusted for investment purchases and sales. The indirect income from these investments is then calculated as the difference between the total return and the realized direct income. The indirect income is released from the revaluation account if and as far as the balance of this account is positive for each country unit. Moreover, the minimum reserve as required by law should be maintained. This reserve consists of the unrealized difference between the book value and the cost price of real estate and shares. Impairment losses due to an other than temporary decline in market value are reflected in the revaluation reserve as a transfer from the unrealized portion to the realized portion of the revaluation account.

Under US GAAP realized gains and losses on sales of real estate and shares are recorded in the earnings of the period in which the sales occurred. Gains and losses, both realized and unrealized, on shares classified as trading are included in net income. For non-trading shares unrealized gains and losses are reported as a component of comprehensive income. Impairments in value of shares deemed to be other than temporary are reported as a component of realized gains and losses. Real estate impairment is recognized as a realized loss in the income statement. Realized and unrealized gains and losses by their nature can show large fluctuations. Included in realized gains and losses on shares and real estate for US GAAP purposes are EUR 222 million (2002: EUR 469 million) impairment losses due to an other than temporary decline in market value and the reversal of the indirect income of EUR 310 million (2002: EUR 416 million).

Derivatives

Under DAP AEGON uses common derivative financial instruments such as swaps, options, futures and cross-currency derivatives to hedge its exposures related to investments, liabilities and borrowings. In general the accounting treatment of derivatives mirrors the accounting treatment of the underlying financial instrument. In the balance sheet, the book values of the derivatives are recognized under the captions of the related underlying financial instrument. Foreign currency amounts are converted at the period-end exchange rates. Realized and unrealized results on derivative financial instruments are recognized in the same period and reported consistent with the results of the related investments, liabilities and debt.

US GAAP requires that all derivatives, including embedded derivatives, be recognized as either assets or liabilities in the balance sheet and be measured at fair value. Derivatives that do not qualify for hedge accounting treatment under US GAAP must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through income or recognized in other comprehensive income and amortized to income when the hedged transaction impacts income. Any portion of a derivative’s change in fair value determined to be ineffective at offsetting the hedged risk will be immediately recognized in income.

An EUR 64 million loss on the total return swaps with Vereniging AEGON, a large shareholder, has been included in net income on the line derivatives (2002: EUR (158) million).

Deferred taxation

Under DAP deferred taxation is calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. The provision is equal to the discounted value of the future tax amounts. In the calculation discounted tax rates ranging from 0% to nominal rates are used, taking into account the estimated term to maturity of the related differences.

US GAAP requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred tax assets and liabilities are measured using those enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled and such tax rates are not discounted. Deferred tax assets are reduced, if necessary, by a valuation allowance to reflect the fact that (part of) the assets are not expected to be realized.

Balance of other items

Certain items are recorded differently or in different periods under the two methods of accounting.

The balance of other items in 2002 includes the effect of the sale of the Mexico joint ventures (EUR 372 million), which under DAP was treated as having occurred in 2001 while for US GAAP purposes it was treated as having occurred in 2002.

RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME BASED ON DUTCH ACCOUNTING PRINCIPLES TO US GAAP

	Shareholders’ equity		Net income
(In EUR millions)	June 30, 2003	December 31, 2002	June 30, 2003	June 30, 2002
Amounts determined in accordance with Dutch Accounting Principles	13,607	14,231	859	763

Adjustments for:

Real estate	(785)	(804)	(21)	(26)
Debt securities - valuation	5,697	3,411	—	—
- realized gains and (losses)	1,210	245	768	(59)
Derivatives
For which hedge accounting is applied	(991)	(834)	—	—
Free standing derivatives and total return swap	179	75	8	54
Embedded derivatives	(81)	9	(58)	5
Deferred policy acquisition costs	(2,357)	(1,421)	(115)	(26)
Goodwill	3,392	3,372	—	—
Technical provisions	62	422	(57)	20
Realized gains and (losses) on real estate and shares including reversal of indirect income		—	(562)	(1,049)
Deferred taxation	(513)	(651)	47	(50)
Deferred taxation on US GAAP adjustments	(1,205)	(489)	(165)	81
Balance of other items	160	(12)	115	285

Amounts determined in accordance with US GAAP	18,375	17,554	819	(2)

Income before cumulative effect of accounting change Cumulative effect of adopting SFAS 142 (Goodwill)			—	(1,295)
Net income in accordance with US GAAP			819	(1,297)

Other comprehensive income, net of tax:
Foreign currency translation adjustments			(1,363)	(1,833)
Unrealized gains and (losses) on available for sale securities during period			1,433	(569)
Reclassification adjustment for (gains) and losses included in net income			(37)	380

Comprehensive income in accordance with US GAAP			852	(3,319)

US GAAP net (loss) income per share (in EUR) [1]:
Basic			0.52	(0.90)
Diluted			0.52	(0.89)

Effect on US GAAP net income (loss) per share of adopting new accounting standards (in EUR) [1]:
Basic			—	(0.90)
Diluted			—	(0.89)

[1]	Adjusted for stock dividend.

(4) BUSINESS SEGMENT INFORMATION

AEGON has the following reportable geographic segments: Americas, The Netherlands, United Kingdom and Other countries, which include Hungary, Spain and other units. Crucial differences exist in local markets and for this reason AEGON emphasizes a decentralized organization structure. The operating companies market their own, unique products using tailored distribution channels. Close to 90% of AEGON’s core business is life insurance, pension and related savings and investment products. AEGON is also active in accident and health insurance, property and casualty insurance and limited banking activities.

AEGON evaluates performance and allocates resources based on income before interest charges and taxes, based on DAP. The accounting policies of the reportable segments are the same as those used for the annual consolidated financial statements. Intersegment revenue and expenditures for additions to long-lived assets are not significant.

AEGON consolidated

	Six months ended June 30,
(In million EUR)	2003	2002
Income by product segment
Traditional life	602	747
Fixed annuities	115	126
GICs and funding agreements	96	139
Life for account policyholders	174	204
Variable annuities	7	(253)
Fee business	20	3

Life insurance	1,014	966
Accident and health insurance	108	155
General insurance	43	34

Total insurance activities	1,165	1,155
Banking activities	2	21
Interest charges and other	(218)	(186)

Income before tax	949	990
Corporation tax	(259)	(283)
Transamerica Finance Corporation, net of tax	169	56

Net income	859	763

Income geographically
Americas	681	658
The Netherlands	361	348
United Kingdom	85	145
Other countries	40	25

Income before tax business units	1,167	1,176
Interest charges and other	(218)	(186)

Income before tax	949	990

Gross margin	3,563	3,647
Commission and expenses	2,614	2,657

Revenues
Life general account single premiums	982	871
Life general account recurring premiums	2,740	3,001
Life policyholders account single premiums	2,430	3,120
Life policyholders account recurring premiums	2,317	2,265

Total life insurance gross premiums	8,469	9,257
Accident and health insurance premiums	1,282	1,541
General insurance premiums	439	421

Total gross premiums	10,190	11,219
Investment income insurance activities [1]	4,235	4,837
Income from banking activities	185	190

Total revenues business units	14,610	16,246
Income from other activities	3	20

Total revenues	14,613	16,266

AEGON consolidated (continued)

	Six months ended June 30,
	2003	2002
Revenues by product segment
Life insurance	12,440	13,737
Accident and health insurance	1,514	1,858
General insurance	471	461
Banking activities	185	190
Other activities	3	20

Total revenues	14,613	16,266

Investment income for the account of policyholders	5,486	(6,380)

Standardized new premium production life insurance
Single	3,121	3,744
Recurring annualized	963	916
Total recurring plus 1/10 single	1,275	1,290

Deposits
Fixed annuities	3,032	4,479
GICs and funding agreements	5,026	6,679
Variable annuities	3,611	4,484

Total	11,669	15,642
Savings deposits	1,523	1,867

Total production on balance sheet	13,192	17,509

Net deposits
Fixed annuities	1,114	2,824
GICs and funding agreements	1,336	2,437
Variable annuities	1,778	1,487

Total	4,228	6,748
Savings deposits	(449)	131

Total production on balance sheet	3,779	6,879

Investment contracts	13	248

Off balance sheet production
Synthetic GICs	6,390	6,675
Mutual funds/Collective Trusts and other managed assets	4,942	4,591

Total production off balance sheet	11,332	11,266

1 Of which indirect income on real estate and shares.	310	416

Americas

	Six months ended June 30,
	2003	2002
Income by product segment
Traditional life	311	453
Fixed annuities	115	126
GICs and funding agreements	96	139
Life for account policyholders	46	56
Variable annuities	7	(253)
Fee business	9	1

Life insurance	584	522
Accident and health insurance	97	136

Total insurance	681	658
of which general account	619	854
of which policyholders account [2]	62	(196)

Income before tax	681	658
Corporation tax	(204)	(220)

Net income	477	438

Revenues
Life general account single premiums	389	437
Life general account recurring premiums	2,099	2,454
Life policyholders account single premiums	240	533
Life policyholders account recurring premiums	407	350

Total life insurance gross premiums	3,135	3,774
Accident and health insurance premiums	1,123	1,385

Total gross premiums	4,258	5,159
Investment income insurance activities [1]	3,210	3,970

Total revenues	7,468	9,129

Investment income for the account of policyholders	2,897	(4,007)

Gross margin, commissions and expenses
Gross margin	2,360	2,653
Commissions and expenses	1,679	1,995

Americas (continued)

	Six months ended June 30,
	2003	2002
Standardized new premium production life insurance

Single premiums	566	941
Recurring premiums annualized	436	439
Total recurring plus 1/10 single	493	533

Deposits
Fixed annuities	3,032	4,479
GICs and funding agreements	5,026	6,679
Variable annuities	3,611	4,484

Total production on balance sheet	11,669	15,642

Off balance sheet production
Synthetic GICs	6,390	6,675
Mutual funds/Collective Trusts and other managed assets	3,495	3,866

Total production off balance sheet	9,885	10,541
1 Of which indirect income on shares and real estate.	59	183
[2] Includes also variable annuities and fees.

The Netherlands

	Six months ended June 30,
	2003	2002
Income by product segment
Traditional life	278	276
Life for account policyholders	46	19
Fee business	10	0

Life insurance	334	295
Accident and health insurance	8	15
General insurance	17	17

Total insurance	359	327

of which general account	303	308
of which policyholders account	56	19
Banking activities [2]	2	21

Income before tax	361	348
Corporation tax	(76)	(74)

Net income	285	274

Revenues
Life general account single premiums	440	324
Life general account recurring premiums	356	370
Life policyholders account single premiums	253	696
Life policyholders account recurring premiums	954	877

Total life insurance gross premiums	2,003	2,267
Accident and health insurance premiums	114	113
General insurance premiums	269	260

Total gross premiums	2,386	2,640
Investment income insurance activities [1]	843	726
Income from banking activities	185	190

Total revenues	3,414	3,556

Investment income for the account of policyholders	373	(672)

Gross margin, commissions and expenses
Gross margin	866	642
Commissions and expenses [3]	505	294

The Netherlands (continued)

	Six months ended June 30,
	2003	2002
Standardized new premium production life insurance

Single premiums	612	955
Recurring premiums annualized	87	112
Total recurring plus 1/10 single	148	208

Deposits
Savings deposits	1,523	1,867

Total production on balance sheet	1,523	1,867

Investment contracts	13	248

Off balance sheet production
Mutual funds and
other managed assets	1,109	456

Total production off balance sheet	1,109	456
1 Of which indirect income on shares and real estate.	250	227
[2] Includes income on off balance sheet type products.
[3] Includes the effect of a change in presentation of investments costs from a net basis to a gross basis.

United Kingdom

	Six months ended June 30,
	2003	2002
Income by product segment
Traditional life	(1)	11
Life for account policyholders	89	135
Fee business	(3)	(1)

Life insurance	85	145

of which general account	(1)	11
of which policyholders account [2]	86	134

Income before tax	85	145
Corporation tax	(25)	(39)

Net income	60	106

Revenues
Life general account single premiums	145	105
Life general account recurring premiums	73	64
Life policyholders account single premiums	1,929	1,873
Life policyholders account recurring premiums	850	944

Total gross premiums	2,997	2,986
Investment income insurance activities [1]	108	68

Total revenues	3,105	3,054

Investment income for the account of policyholders	2,201	(1,627)

Gross margin, commissions and expenses
Gross margin	359	364
Commissions and expenses	274	219

Standardized new premium production life insurance
Single premiums	1,928	1,825
Recurring premiums annualized	278	312
Total recurring plus 1/10 single	471	495

Off balance sheet production
Mutual funds and other managed assets	247	226

Total production off balance sheet	247	226
1 Of which indirect income on shares and real estate.	0	3
[2] Includes also fee income.

Other countries

	Six months ended June 30,
	2003	2002
Income by product segment
Traditional life	14	7
Life for account of policyholders	(7)	(6)
Fee business	4	3

Life insurance	11	4
Accident and health insurance	3	4
General insurance	26	17

Total insurance	40	25

of which general account	43	28
of which policyholders account [2]	(3)	(3)

Income before tax	40	25
Corporation tax	(11)	(6)

Net income	29	19

Revenues
Life general account single premiums	8	5
Life general account recurring premiums	212	113
Life policyholders account single premiums	8	18
Life policyholders account recurring premiums	106	94

Total life insurance gross premiums	334	230
Accident and health insurance premiums	45	43
General insurance premiums	170	161

Total gross premiums	549	434
Investment income insurance activities [1]	74	73

Total revenues	623	507

Investment income for the account of policyholders	15	(74)

Gross margin, commissions and expenses
Gross margin	172	150
Commissions and expenses	132	125

Other countries (continued)

	Six months ended June 30,
	2003	2002
Standardized new premium production life insurance

Single premiums	15	23
Recurring premiums annualized	162	53
Total recurring plus 1/10 single	163	55

Off balance sheet production
Mutual funds and other managed assets	91	43
1 Of which indirect income on shares and real estate.	1	3
[2] Includes also fee income.

Investments, assets and capital geographically

As at June 30, 2003	Americas	The Netherlands	United Kingdom	Other countries	Total
Investments
Fixed income	99,040	11,732	1,527	1,667	113,966
Equities and real estate	3,094	5,062	121	116	8,393
Total general account	102,134	16,794	1,648	1,783	122,359

Fixed income	11,310	11,330	23,595	356	46,591
Equities and real estate	24,538	6,920	19,694	191	51,343
Total account policyholders	35,848	18,250	43,289	547	97,934

Total insurance activities	137,982	35,044	44,937	2,330	220,293
Banking activities	—	6,935	—	—	6,935
Off balance sheet assets	50,961	8,714	1,279	455	61,409

Total assets business units	188,943	50,693	46,216	2,785	288,637
Other investments					24

Total group					288,661

Assets business units	144,792	44,022	45,612	2,691	237,117
Other assets					3,408
Total assets on balance sheet					240,525

Capital in units	14,792	2,543	2,958	420	20,713

Total capital base					19,277
Other net liabilities					1,436
Total					20,713

As at December 31, 2002
Investments
Fixed income	100,643	10,792	1,507	1,611	114,553
Equities and real estate	3,299	4,943	135	133	8,510
Total general account	103,942	15,735	1,642	1,744	123,063

Fixed income	11,397	11,139	23,675	312	46,523
Equities and real estate	22,193	5,934	19,892	186	48,205
Total account policyholders	33,590	17,073	43,567	498	94,728

Total insurance activities	137,532	32,808	45,209	2,242	217,791
Banking activities	—	7,167	—	—	7,167
Off balance sheet assets	48,639	1,689	1,239	471	52,038

Total assets business units	186,171	41,664	46,448	2,713	276,996
Other investments					378

Total group					277,374

Assets business units	142,985	42,750	45,910	2,541	234,186
Other assets					4,020
Total assets on balance sheet					238,206

Capital in units	15,751	2,605	3,117	399	21,872

Total capital base					20,058
Other net liabilities					1,814
Total					21,872

(5) TRANSAMERICA FINANCE CORPORATION

The following summarized balance sheet and income statement present the non-insurance operations of Transamerica Finance Corporation based upon DAP.

Summarized balance sheet:

(amounts in million EUR)	June 30, 2003	December 31, 2002
Finance receivables	5,111	5,728
Equipment	79	97
Other assets	1,944	2,370

Total assets	7,134	8,195

Accounts payable and other liabilities	1,503	1,551
Debts	4,881	5,771
Shareholders’ equity	750	873

Total liabilities and shareholders’ equity	7,134	8,195

	Six months ended June 30,
Summarized income statement:	2003	2002
Finance charges	276	374
Leasing revenues	188	228
Real estate information services	170	129
Other revenues	74	77

Total revenues	708	808

Interest and debt expense	86	149
Salaries and other employee expenses	147	171
Depreciation on equipment held for lease	90	117
Miscellaneous income and expenditure	142	263

Total expenses	465	700

Income before tax	243	108
Corporation tax	(61)	(32)

Net income from operations	182	76

	Six months ended June 30,
	2003	2002
Net income by segment
Commercial lending	127	73
Leasing	7	(1)
Real estate information services	65	18
Other	(17)	(14)

Net income from operations	182	76

Income reported by AEGON
Net income from operations	182	76
Funding costs on the related raised debt	(13)	(20)

Net income reported by AEGON	169	56

(6) RECENTLY ISSUED US GAAP ACCOUNTING STANDARDS

In July 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 146 “Accounting for Certain Costs Associated with Exit or Disposal Activities”, which nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan, as previously required per EITF 94-3. Provisions of SFAS 146 are effective for activities initiated after December 31, 2002. Adoption of this statement had no material impact on AEGON’s consolidated financial condition, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires certain types of guarantees to be recorded by the guarantor as liabilities at fair value. This differs from current practice, which generally requires recognition of a liability only when a potential loss is deemed to be probable and is reasonably estimable in amount. FIN 45 does not apply to guarantees that are accounted for under existing insurance accounting principles. FIN 45 requires more extensive disclosures of certain other types of guarantees, including certain categories of guarantees which are already accounted for under specialized accounting principles, such as SFAS No. 133, even when the likelihood of making any payments under the guarantee is remote. Disclosure requirements were effective for financial statements covering periods ending after December 31, 2002. Initial recognition provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 had no material impact on AEGON’s consolidated financial condition, results of operations or cash flows.

AEGON has various arrangements that require guarantor disclosures per FIN 45:

A synthetic GIC is an off-balance sheet fee-based product primarily sold to tax qualified plans. The plan sponsor retains ownership and control of the invested assets. It is typically issued with an evergreen maturity and is cancelable by the plan sponsor under certain conditions. AEGON provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, AEGON agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. At June 30, 2003, synthetic GICs have been issued on EUR 32 billion of off-balance sheet assets, which represents the maximum amount of potential future payments (undiscounted). Funding requirements to date have been minimal. In addition, the periodically adjusted contract crediting rate passes through the investment and benefit responsive experience so management does not anticipate any future funding requirements that would have a material effect on reported financial results. Provisions have been established for these agreements in the amount of EUR 8 million at June 30, 2003.

AEGON enters into agreements to provide liquidity for multi-seller asset backed commercial paper conduits and municipal entities if there are certain disruptions in the commercial paper or municipal bond markets. These generally provide for AEGON to purchase non-defaulted assets or provide loans secured by assets from the conduit or facility at market interest rates or better. At June 30, 2003, the total notional amount outstanding was EUR 1.1 billion, which represents the maximum amount of potential future payments (undiscounted). AEGON does not anticipate any future funding requirements that would have a material effect on reported financial results. Provisions have been established for these agreements in the amount of EUR 2 million at June 30, 2003.

AEGON has entered into an agreement with a fund of funds manager to pay 50% of the excess of the amount of principal protection over the value of the fund of fund assets at the maturity of the principal protection instrument. At June 30, 2003, the notional amount of the principal protection was EUR 303 million, which represents the maximum amount of potential future payments (undiscounted). The underlying fund portfolios are restricted as to investment instruments held and are required, upon a decline in value below a formula based threshold, to purchase fixed income instruments in order to defease the principal protection liability. Accordingly, management does not anticipate any future funding requirements with respect to the principal protection that would have a material effect on reported financial results.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”. FIN 46 clarifies the consolidation accounting guidance in Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, as it applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities (VIEs). VIEs are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also requires new disclosures about VIEs.

On February 1, 2003, AEGON adopted FIN 46 for VIEs created after January 31, 2003 and for VIEs in which AEGON obtains an interest after January 31, 2003. AEGON will adopt FIN 46 on January 1, 2004 for VIEs in which it holds a variable interest that it acquired before February 1, 2003. At June 30, 2004 AEGON will consolidate those VIEs where it is determined to be the primary beneficiary, which includes consideration of the aggregate variable interest in these VIEs held by related parties. Additional liabilities recognized as a result of consolidating VIEs with which AEGON is involved would not represent additional claims on the general assets of AEGON, rather they would represent claims against additional assets recognized as a result of consolidating the VIEs. AEGON is continuing its analysis of the effect of FIN 46 while the FASB is continuing to develop answers to implementation issues.

AEGON has identified the following VIE structures as those impacted by the implementation of FIN 46:

AEGON owns interests in several Limited Partnerships in which it is a passive investor. The majority of the Limited Partnerships invest in debt instruments or equity funds. AEGON is the majority holder of the equity in the Limited Partnerships and is the Primary Beneficiary under the new guidance. Net assets under management total EUR 455 million. AEGON’s liability is limited and its asset balance in the balance sheet currently reflects the total gross exposure to loss. As of June 30, 2004, AEGON will be consolidating these entities.

AEGON owns interests in several Limited Partnerships designed to provide housing to families with income below certain levels. AEGON is a passive investor in these structures but is also a majority holder of the equity.

AEGON is currently determining whether it is the Primary Beneficiary under the new guidance. Net assets under management total EUR 315 million. AEGON’s liability is limited and its asset balance in the balance sheet currently reflects the total gross exposure to loss.

AEGON is an investment manager for a portfolio of bank loans for a third party. With respect to the trust that was set up in conjunction with this relationship, AEGON has determined it is the Primary Beneficiary under the new guidance and will be consolidating this entity as of June 30, 2004. The entity has USD 73 million of assets.

AEGON utilizes consolidated special purpose entities linked to Medium Term Notes for the issuance of certain funding agreements. The June 30, 2003 funding agreement balances were EUR 7.6 billion. AEGON USA utilizes a special purpose entity for the issuance of asset backed commercial paper rated A-1+/P-1. The current program has a EUR 1.75 billion cap (EUR 697 million outstanding at June 30, 2003) and is supported by funding agreements with a 365 day put option. The program has a EUR 1,339 million liquidity facility backstop with a consortium of banks.

During the six month period ended June 30, 2003, AEGON sold approximately EUR 533 million of AAA-wrapped municipal debt securities to qualified special purpose entities (QSPEs). The QSPEs financed the acquisition of the securities through issuance of floating rate notes at par value to third parties and issuance of a de minimus residual investment to the Company. AEGON consolidates these QSPEs for DAP reporting purposes. Activities of the QSPEs include the collection and remittance of cash flows on the securities and notes, payments to third parties for administration and payments of residual income to the Company. AEGON also assumed contingent obligations for early termination events of each QSPE. These shortfall agreements provide for AEGON to reimburse the QSPE liquidity provider for any excess of the notes value over the fair value of the securities when the securities have maintained their investment grade rating. AEGON must also pledge collateral under these shortfall agreements. At June 30, 2003, the fair value of the bonds was in excess of the par value of the floating rate notes and no collateral was pledged. The maximum exposure to loss (undiscounted) resulting from AEGON’s involvement with the QSPEs is the June 30, 2003 unpaid principal and accrued interest on the notes of EUR 727 million reflected in technical provisions on the balance sheet.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (DIG) process that effectively required amendments to SFAS No. 133, in connection with other FASB projects dealing with financial instruments. SFAS No. 149 also clarifies under what circumstances a contract with an initial net investment and purchases and sales of when-issued securities that do not yet exist meet the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of this statement should be applied prospectively, except as stated below. The provisions of this statement that relate to SFAS No. 133 DIG issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, the guidance in SFAS No. 149 related to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. AEGON does not expect the adoption of SFAS No. 149 to have a material impact on its consolidated financial condition, results of operations, or cash flows.

In April 2003, the FASB’s Derivative Implementation Group (DIG) released SFAS No. 133 Implementation Issue No. 36, “Embedded Derivatives: Bifurcation of a Debt Instrument that Incorporates Both Interest Rate Risk and Credit Rate Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of that Instrument” (DIG B36). DIG B36 addresses whether SFAS No.133 requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. Under DIG B36, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index are examples of arrangements containing embedded derivatives requiring bifurcation. The effective date of the implementation guidance is January 1, 2004. AEGON has determined that certain of its reinsurance receivables/(payables) and certain of its insurance products contain embedded derivatives requiring bifurcation. The Company has not yet determined the fair value of the related embedded derivatives in these products. AEGON believes that accounting for these embedded derivatives in accordance with DIG B36 will not have a material impact on its consolidated financial position or cash flows but has not yet determined any potential impact on the results of operations.

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”). SFAS No.150 applies to just freestanding instruments and changes the accounting for certain financial instruments that issuers previously classified as equity under previous accounting guidance. These instruments will now be classified as liabilities per SFAS No. 150. SFAS No. 150 applies to three classes of freestanding financial obligations of the issuer: 1) mandatorily redeemable equity, 2) financial instrument not issued in shares that embodies an obligation to repurchase the issuer’s equity shares or is indexed to such an obligation, and 3) obligations that (i) can be settled in shares but derive their value predominately from another underlying instrument or index, (ii) have a fixed value, or (iii) have a value inversely related to the issuer’s shares. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise will be effective for AEGON on July 1, 2003. The adoption of SFAS No. 150 will have no material effect on AEGON’s consolidated financial position.

In July 2003, the AICPA issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. SOP 03-1 provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for products with guaranteed benefits, such as guaranteed minimum death benefits (“GMDB”), and for products with annuitization benefits such as guaranteed minimum income benefits (“GMIB”). In addition, SOP 03-1 provides guidance for determining the balance that accrues to the contract holder for long-duration insurance or investment contracts that are subject to SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”. SOP 03-1 also addresses the presentation and reporting of separate accounts, as well as rules concerning the capitalization and amortization of sales inducements.

Based upon a preliminary comparison of the requirements of SOP 03-1 to AEGON’s established practice of reserving for GMDB and GMIB, the adoption of the reserving methodology under SOP 03-1 is not expected to have a material effect on AEGON’s consolidated financial position, results of operations or cash flow. In addition to reserving matters, AEGON is also assessing the other requirements included in SOP 03-1. However, based upon a preliminary review, AEGON does not currently expect that the adoption of these new rules should have a material effect on its consolidated financial position, results of operations or cash flow. AEGON will adopt SOP 03-1 effective January 1, 2004.

(7) SUBSEQUENT EVENTS

On September 4, 2003 Transamerica Finance Corporation (TFC), an indirect subsidiary of AEGON, announced its intention to sell its flood hazard certification and real estate tax service businesses to The First American Corporation. Closing of the transaction is subject to, among other things, the negotiation and execution of definitive agreements and regulatory approval. Details of the proposed transaction will be released upon the execution of a definitive agreement.

On August 5, 2003 AEGON N.V. announced it has reached an agreement, through its subsidiary Transamerica Finance Corporation, to sell most of TFC’s commercial lending business to GE Commercial Finance, the business-to-business financial services unit of the General Electric Company, for a total payment of approximately USD 5.4 billion 1. The sale price represents a premium over net receivables of USD 300 million and results in an after-tax book gain of around USD 250 million under Dutch Accounting Principles, which will be added directly to shareholders’ equity, and will not be included in net income. The transaction is expected to close before year-end 2003.

[1]	The amount of USD 5.4 billion includes an outright asset sale of USD 700 million.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Our disclosure practices have been developed over many years with due consideration of the needs and requirements of our stakeholders, including regulators, investors and research analysts. We have substantive supplemental information in our annual and quarterly accounts to provide transparency of our financial results. We have provided insight into our critical accounting policies and the methodologies we apply to manage our risks. For a discussion of our critical accounting policies see “-Application of Critical Accounting Policies – Dutch Accounting Policies” and “-Application of Critical Accounting Policies – US GAAP”. Also see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the 2002 Form 20-F for a discussion of our risk management methodologies and “Item 5. Operating and Financial Review and Prospects” in the 2002 Form 20-F.

2.2 Application of Critical Accounting Policies – Dutch Accounting Principles

The Operating and Financial Review and Prospects are based upon AEGON’s consolidated balance sheets and income statement for the six months ended June 30, 2003 and for the six months ended June 30, 2002, which have been prepared in accordance with Dutch accounting principles. The application of Dutch accounting principles requires our management to use judgments involving assumptions and estimates concerning future results or other developments including the likelihood, timing or amount of one or more future transactions or events. There can be no assurance that actual results will not differ from those estimates. Senior management reviews these judgments frequently and an understanding of these judgments may enhance the reader’s understanding of AEGON’s results.

We have summarized below the Dutch accounting policies that we feel are most critical to the financial statement presentation and that require significant judgment or involve complex estimates.

i. Technical Provisions – Life Insurance

Actuarial assumptions and their sensitivities underlie the calculation of technical provisions, which are based on generally accepted reserve valuation standards. In the ordinary course of business, our management makes assumptions for and estimates of future premiums, mortality, morbidity, investment returns, lapses, surrenders and expenses. These assumptions are initially based on best estimates of future experience at the policy inception date, in some instances taking into account a margin for the risk of adverse deviation from these assumptions. The assumptions used are regularly reviewed, compared to actual experience and, if necessary, depending on the type of products, updated.

Assumptions are made regarding future investment yields for both the pricing and the assessment of profitability of many general account products and products for the account of policyholders. Assumed yields are based on management’s best estimates. Periodically, AEGON assesses the impact of fluctuations of future investment yields on pricing and profitability. For products where AEGON offers explicit benefit guarantees to its clients, product pricing reflects these guarantees.

Reserve for Guaranteed Minimum Benefits

Guaranteed minimum benefits (GMBs) are contained in certain products offered in the United States, Canada and the Netherlands. An additional technical provision is recognized in the income statement to the extent that products contain a guaranteed minimum benefit. For these products the regular technical provision is recognized under technical provisions with investments for the accounts of policyholders. The life insurance technical provision includes provisions for GMBs related to contracts where the policyholders otherwise bear the investment risk. The main products are summarized below:

•	GMBs on variable products, primarily variable annuities, in the United States;
•	guaranteed minimum accumulation benefits on segregated funds in Canada; and
•	guaranteed return on certain unit-linked products in The Netherlands.

In the United States a common feature of variable annuities is a guaranteed minimum death benefit, under which the beneficiaries receive the greater of the account balance or the guaranteed amount when the insured dies. Many variable annuity products also contain a guaranteed minimum income benefit feature that provides for minimum payments if the contract holder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value, respectively. Our technical provision for life insurance includes a provision in connection with the guarantees issued. A cap and a floor for this provision are calculated using stochastic prospective methods (probability weighted calculation using multiple future scenarios) and current assumptions. The following section on the accounting policy for deferred policy acquisition costs discusses the various assumptions involved in the calculation. Within the cap and floor corridor, we use the accrual method based on pricing assumptions with valuation interest less actual claims incurred. Outside the cap and floor corridor, a surplus or shortfall of the provision will cause an extra charge or credit to the income statement.

In Canada, variable products sold are known as “segregated funds”. Segregated funds are similar to mutual funds except they include a “capital protection guarantee” for mortality and maturity. The initial guarantee period is 10 years. The 10-year period may be reset at the contract holder’s option to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio (MER) charged to the funds is not guaranteed and can be increased at management’s discretion. Our provisions for the minimum guarantees on segregated funds are established in a manner consistent with the method described above for minimum guarantees on variable annuity contracts sold in the United States.

In the Netherlands, Fund plan policies have a guaranteed return of 3% or 4% at maturity or upon the death of the insured if the premium is paid for a consecutive period of 10 years and is invested in the Mixed Fund and/or Fixed Income Fund. For this guaranteed return, we establish a provision based on stochastic modeling methods. The provision is developed applying the accrual method based on pricing assumptions less actual deductions. If the provision develops outside the corridor, a charge or credit to the income statement is recorded. Minimum interest guarantees on group pension contracts in The Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest, after retirement of the employees. Due to the nature of the products, these guarantees have a long-term horizon of approximately 30 to 60 years.

The United States variable annuity account balance at June 30, 2003 was EUR 29 billion (USD 33.1 billion) compared to EUR 27.3 billion (USD 28.7 billion) at December 31, 2002. The GMDB and GMIB reserve balances amounted to EUR 163 million (USD 187 million) and EUR 60 million (USD 68 million) respectively at June 30, 2003 (EUR 257 million in total at December 31, 2002), representing a decline of EUR 34 million (USD 14 million) from December 31, 2002.

For the Canadian Segregated funds the account balance at June 30, 2003 was EUR 2.7 billion compared to EUR 2.5 billion at December 31, 2002. The GMB reserve balance totaled EUR 97.7 million at June 30, 2003 compared to EUR 76 million at December 31, 2002, representing an addition of EUR 16 million during 2003.

The Netherlands unit-linked polices, including group contracts, had an account balance of EUR 8.6 billion at June 30, 2003 compared to EUR 7.5 billion at December 31, 2002 and the GMB reserve totalled EUR 289 million at June 30, 2003, representing an addition of EUR 53 million during 2003.

The total Net Amount at Risk (NAR) (excess of guaranteed amount over account values) at June 30, 2003 amounted to EUR 7.3 billion compared to EUR 8.3 billion at December 31, 2002. It should be noted that the NAR is a gross exposure and does not take into account the impact of mortality and lapse decrements nor does it recognize future premium income and investment returns.

ii. Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

AEGON defers policy acquisition costs (DPAC) that vary with and are primarily related to the acquisition of new or renewal life insurance contracts. Such costs consist principally of commissions, certain underwriting and contract issue expenses. Policy acquisition costs are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. DPAC is deducted from the technical provision life insurance. Included in DPAC is an amount of value of business acquired (VOBA) resulting from acquisitions, which is equal to the present value of estimated future profits of insurance policies in force related to business acquired at the time of the acquisition and is in its nature the same as DPAC.

Fixed Premium Products

For fixed premium products DPAC are amortized to the income statement in proportion to the premium revenue recognized. The amortization of DPAC is based on management’s best estimate assumptions established at policy issue, including assumptions for mortality, lapses, expenses and investment returns. A margin for adverse deviation is included in the assumptions. DPAC are tested by country unit and product line to assess recoverability at least annually. The portion of DPAC that is determined to be not recoverable will be recognized as an expense in the income statement in the period of determination.

Flexible Premium Products

For flexible premium products, including fixed and variable annuities, variable universal life and unit-linked contracts, amortization of DPAC is based on expected gross profits, which are determined based on management’s best estimates as to future expectations. These estimates include but are not limited to: an economic perspective in terms of long-term bonds and equity returns, mortality, disability and lapse assumptions, maintenance expenses, and future expected inflation rates. DPAC for flexible premium insurance contracts and investment type contracts are amortized in proportion to the emergence of estimated gross profits over the life of the contracts.

Movements in equity markets can have a significant impact on the value of the flexible contract accounts and the fees earned on these accounts. As a result estimated future gross profits increase or decrease with these movements. Similarly, changes in interest rate spreads for fixed annuity products (interest credited less interest earned) will affect management’s assumptions with respect to estimated gross profits.

In the United States (and Canada), DPAC are amortized at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the policies. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. A significant assumption related to estimated gross profits on variable annuities and life insurance products is the annual net long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions are made as to the net long-term growth rate after considering the net effects of short-term variances from the long-term assumptions (a “reversion to the mean” assumption). At December 31, 2002 the U.S. reversion to the mean assumptions for variable products, primarily annuities, were as follows: gross long-term equity growth rate was 9%, gross short term growth rate was 12%, the reversion period for the short term rate is five years, the gross short and long term fixed security growth rate was 6% and the gross short and long term growth rate for money market funds was 3.5%. The reconsideration of assumptions may affect the original DPAC amortization schedule, referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule, which is based upon estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

In the Netherlands, the United Kingdom and other countries the impact of equity market movements on estimated gross profits is covered by the yearly or, if appropriate, quarterly recoverability testing; a negative outcome is charged to the income statement in the period of determination. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted for future periods.

The total DPAC amortization recorded by AEGON over the six month period ended June 30, 2003 was EUR 96 million lower than over the same period last year, including EUR 153 million lower exceptional amortization. The difference is caused by variations out of the ordinary course of business.

The movement in DPAC (life insurance) over the six month period ending June 30, 2003 can be summarized and compared to the six month period ending June 30, 2002 as follows:

	2003	2002
	in million EUR
Balance at January 1	14,089	15,264
Deferred during the period	1,146	1,235
Amortization charged to the income statement	(732)	(801)
Other changes¹	(870)	(1,326)

Balance at June 30	13,633	14,372

[1]	Mainly caused by currency exchange rate differences.

Included in our DPAC is a substantial amount of Value of Business Acquired (VOBA) resulting from acquisitions, which in its nature is similar to DPAC and is subject to the same testing and amortization requirements. At June 30, 2003, the VOBA related to life insurance amounted to approximately EUR 4.4 billion compared to EUR 5 billion at December 31, 2002.

The movement in DPAC (non-life insurance) over the six month period ending June 30, 2003 can be summarized and compared to the six month period ending June 30, 2002 as follows:

	2003	2002
	in million EUR
Balance at January 1	1,109	1,202
Deferred during the period	163	214
Amortization charged to the income statement	(134)	(161)
Other changes [1]	(84)	(88)

Balance at June 30	1,054	1,167
[1]	Mainly caused by currency exchange rate differences.

At June 30, 2003, the VOBA related to non-life insurance amounted to EUR 309 million compared to EUR 379 million at December 31, 2002.

DPAC balances at June 30, 2003 by product and geographic segment are as follows:

	Americas	The Netherlands	United Kingdom	Other Countries	Total
	in million EUR
Traditional life	4,589	1,047	164	114	5,914
Fixed annuities	1,780	—	—	—	1,780
Fixed GICs	39	—	—	—	39
Life for account policyholder	720	—	3,592	26	4,338
Variable annuities	1,459	—	—	—	1,459
Fee income	97	—	6	—	103
Accident and health	1,018	36	—	—	1,054

Total	9,702	1,083	3,762	140	14,687
of which VOBA	3,507	—	1,247	—	4,754

iii. Default Reserve and Impairment of Debt Securities

Provisions for losses on fixed income investments (bonds, asset backed securities and private placements) are established as a result of default or other credit related issues. The provisions reflect management’s judgment about defaults and is based upon a variety of factors, including expectations for long-term default rates and pricing assumptions.

AEGON regularly monitors industry sectors and individual debt securities for signs of impairment. Factors considered include the length of time and extent to which the market value of debt securities has been less than cost; industry risk factors; financial condition and near-term prospects of the issuer; and nationally recognized credit rating agency rating changes. Additionally for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled. Consideration is also given to management’s intent and ability to hold a security until maturity or until fair value will recover.

In the United States a reduction in the carrying value is made for Bonds and Other loans that are considered impaired. Such reductions are charged against the default provision. The determination of the amount of the write-down is based upon management’s best estimate of the future recoverable value of the debt security and takes into account underlying collateral or estimations of the liquidation values of the issuers. In the other countries, the provision is accrued until the receivable has legally ceased to exist.

Realized losses on debt securities considered default losses are charged against the default reserve. All other losses and gains are deferred in accordance with Dutch accounting principles.

The default reserve balance for Bonds and other fixed rate securities and Other loans at December 31, 2002 was EUR 281 million. It was increased in 2003 by a charge to the income statement of EUR 261 million and reduced by default losses on specific assets of EUR 242 million. At June 30, 2003 the balance was EUR 261 million.

Impact on Future Earnings

There are a number of significant risks and uncertainties inherent in the process of monitoring investments and determining if an impairment exists. These risks and uncertainties include:

•	the risk that our assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer;

•	the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; and

•	the risk that new information obtained by us or changes in other facts and circumstances will lead us to change our intent to hold the security to maturity or until it recovers in value.

Any of these situations could result in a charge against earnings in a future period to the extent of the impairment charge recorded.

Unrealized Bond Gains and Losses by Investment Type

The carrying value and fair value of Bonds and other fixed rate securities and Private placements at June 30, 2003 are as follows:

	Carrying value	Unrealized gains	Unrealized losses	Fair value
	in million EUR
US Government	3,108	99	(12)	3,195
Dutch Government	1,822	120	(0)	1,942
Other Government	7,055	493	(19)	7,529
Mortgage backed securities	20,522	717	(584)	20,655
Corporate bonds/Private placements	65,188	5,468	(558)	70,098

Total	97,695	6,897	(1,173)	103,419
of which held by AEGON USA	83,124	6,065	(1,159)	88,030

The unrealized loss at June 30, 2003 of AEGON USA represents 99% of AEGON’s total unrealized losses. The following tables and information relate to AEGON USA only and exclude money market investments held by AEGON USA.

The following tables exclude money market investments of USD 3,427 million as they are carried at market value. The tables are presented in million US dollars and represent the composition by investment type of all Bonds and Other loans in an unrealized gain and loss status held by AEGON USA at June 30, 2003.

	DAP basis Carrying Value	Market Value	Net Unrealized Gain (loss)	Carrying Value of Securities with Gross Unrealized Gains	Gross Unrealized Gains	Carrying Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses
	in million USD
US Government	3,388	3,458	70	2,492	84	896	(14)
Foreign Government	1,399	1,607	208	1,271	217	128	(9)
Mortgage backed securities	12,259	12,831	572	9,106	628	3,153	(56)
Asset backed securities	11,074	10,654	(420)	6,480	191	4,594	(611)
Corporate bonds	63,439	68,615	5,176	55,226	5,810	8,213	(634)
Total Bonds and Other loans	91,559	97,165	5,606	74,575	6,930	16,984	(1,324)

Unrealized Bond Losses by Sector

The composition by industry categories of Bonds and Other loans in an unrealized loss position held by AEGON USA at June 30, 2003 is presented in the table below. The following unrealized loss consists of 675 issuers.

Sector	Carrying Value of Securities with Gross Unrealized Losses	Gross Unrealized Loss
	in million USD
Asset Backed Securities (ABSs):
Aircraft	442	(188)
CBOs	904	(169)
Housing - Related	1,600	(112)
Credit Cards	904	(105)
Electric	1,110	(138)
Transportation	585	(138)
Banking	1,375	(100)
Communications	687	(87)
Consumer Non Cyclical	990	(71)
Natural Gas	341	(63)
Consumer Cyclical	768	(56)
Other	7,278	(97)

Total	16,984	(1,324)

The information presented above is subject to rapidly changing conditions. As such, AEGON USA expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of June 30, 2003, there are USD 6.9 billion of gross unrealized gains and USD 1.3 billion of gross unrealized losses in the Bonds and Other loans portfolio. No one issuer represents more than 5% of the total unrealized position. The largest single issuer unrealized loss is USD 47 million and relates to a securitized portfolio of airline lease receivables. Gross unrealized losses of USD 1.0 billion or 78%, are concentrated in the asset backed securities (aircraft, housing related, CBOs, and credit cards), electric, transportation, banking and communications industries.

Asset Backed Securities - Aircraft. Aircraft related ABS bonds are primarily collateralized by the long-term revenue stream generated from leasing a diversified pool of commercial aircraft to a diversified group of aircraft operators around the world. The pool is financed by senior, mezzanine, and junior debt. While 100% of our portfolio was investment grade at purchase, approximately 70% of the portfolio is currently rated investment grade. Approximately 63% is senior debt and 37% is mezzanine. The weak commercial aircraft environment, in part caused by the events of September 11, 2001 as well as the SARS epidemic, has caused lease rates to decline, which has put pressure on the cash flows within these trusts. While such bonds are not in default by their terms, increased risk premiums associated with the current market has caused prices for such bonds to fall. Although the current environment for aircraft leasing remains weak, any future cyclical upturn in lease rates will benefit these bonds since they have a very long maturity. We evaluate each transaction by modeling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying collateral, as well as including actual experience to date.

In cases where AEGON has not taken an impairment loss, these models indicate full recovery of principal and interest.

There are three issuers rated below investment grade in this sector which have unrealized loss positions greater than USD20 million and are discussed individually below:

Airplanes Passthrough Trust

The notes represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. AEGON owns USD 59 million of the Class “B” tranches There exist two subordinated classes to our holdings. The security is in an unrealized loss position of USD 45 million. Recent stress in the global aviation market and reduced aircraft values have put pressure on lease renewal rates. Projections of future lease payments were completed to determine the value of each plane. The securities receive a contractual coupon and based on these modeled projections, the “B” class is expected to receive full principal and interest. This security is not a traded security and therefore the market bids received are heavily discounted due to the uniqueness and illiquidity of the structure as well as the fact that the notes are of long duration.

Aircraft Finance Trust 1999 – 1A

The notes represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. AEGON owns USD 57 million of the Class “B” tranches. There exist two subordinated classes to our holdings. The security is in an unrealized loss position of USD 31 million. Recent stress in the global aviation market and reduced aircraft values have put pressure on lease renewal rates. Projections of future lease payments were completed to determine the value of each plane. The securities receive a contractual coupon and based on these modeled projections, the “B” class is expected to receive full principal and interest. This security is not a traded security and therefore the market bids received are heavily discounted due to the uniqueness and illiquidity of the structure as well as the fact that the notes are of long duration.

Pegasus Aviation Lease Securitization Trust 1999-A

The notes represent a beneficial interest in a diversified portfolio of pooled aircraft leases AEGON owns USD 54 million of the Class “A” tranches. There exist four subordinated classes to our holdings. The security is in an unrealized loss position of USD 21 million. Projections of future lease payments were completed to determine the value of each plane. The securities receive a contractual coupon and based on these modeled projections, the “A” class is expected to receive full principal and interest. This security is not a traded security and therefore the market bids received are heavily discounted due to the uniqueness and illiquidity of the structure as well as the fact that the notes are of long duration.

Asset Backed Securities - Collateralized Bond and Loan Obligations (CBOs). CBOs are collateralized by a diversified pool of corporate bonds or loans. The pool is financed by senior and mezzanine tranches of debt and equity. Our portfolio consists of 65% senior classes of securities and 34% of mezzanine classes, which were rated investment grade at the time of purchase. Less than 1% of our portfolio is in equity-like securities, which were rated below investment grade at the time of purchase. Increased defaults in the corporate bond market over the past several years have caused a significant increase in CBOs being downgraded by the rating agencies. This environment has caused the secondary market for such bonds to be very illiquid. We evaluate each transaction by modeling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying bonds or loans as well as including actual experience to date.

In cases where AEGON has not taken an impairment loss, these models indicate full recovery of principal and interest.

There is one issuer rated below investment grade in this sector which has an unrealized loss position greater than USD 20 million and is discussed individually:

Enterprise Mortgage Acceptance Company

This bond is secured by a portfolio of franchise loans. AEGON owns USD 54 million of the Class “A” tranches and USD 4 million of the subordinated class.

These securities are in an unrealized loss position of USD 24 million. Projections of future cash flows of the structure demonstrated that the subordinated class would not receive all of its principal and interest and therefore this tranche was written down to its recovery value. These models show that the “A” tranche will continue to receive full principal and interest.

Asset Backed Securities - Housing related. Housing-related ABS bonds are collateralized by diversified pools of first and second-lien residential mortgage loans, which are generally secured by 1-4 family residential housing properties or manufactured homes. Approximately 82% of our housing-related portfolio is backed by 1-4 family residential properties and 18% is backed by manufactured housing properties. The manufactured housing sector has experienced and continues to experience significant weakness as a result of poor underwriting practices in the late 1990s, which have resulted in higher than expected defaults and losses on the underlying collateral. This has resulted in a number of lenders to the industry pulling out of the sector or filing bankruptcy.

These lenders have also increased their use of wholesale channels to liquidate repossessed collateral, thus causing recovery rates to fall at a time when defaults are rising. These events have caused risk premiums for manufactured housing bonds and rating downgrades to rise to unprecedented levels. We evaluate each transaction by modeling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying collateral as well as including actual experience to date.

In cases where AEGON has not taken an impairment loss, these models indicate full recovery of principal and interest.

In this sector, there are no issuers which have a gross unrealized loss position of more than USD 20 million.

Asset Backed Securities - Credit cards. Credit cards are primarily collateralized by diversified pools of unsecured Mastercard/Visa revolving loans from banking institutions to consumers. The pool is financed by senior, mezzanine, and junior debt. While 100% of our portfolio was investment grade at purchase, approximately 94% of the portfolio is currently rated investment grade. Approximately 32% is senior debt, 22% is mezzanine, and 41% is subordinated. Of the subordinated bonds, approximately 90% is secured by loans provided to borrowers from investment grade banking institutions. Due to the weak economy and increased regulatory pressure on sub-prime lenders, bonds backed by loans to subprime borrowers have come under pressure and suffer from weak liquidity. These events have caused risk premiums for subprime credit card bonds and rating downgrades to rise. We evaluate each transaction by modeling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying collateral as well as including actual experience to date.

In cases where AEGON has not taken an impairment loss, these models indicate full recovery of principal and interest.

There are two issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million and are discussed individually below:

Nextcard Credit Card Master Trust

The notes represent a beneficial interest in a diversified portfolio of consumer credit card receivables which were originated by NextBank. As a result of the FDIC receivership of NextBank in 2002, charging privileges were taken away from the obligors and the servicing of the portfolio was transferred to a third party servicer. AEGON holds USD 67 million of “B” tranches split between the 2000 series and the 2001 series which are in an unrealized loss position of USD 43 million. These tranches have approximately 21-23% of the structure in classes beneath them. Based on the most recent cash flow projections, these tranches are expected to return both principal and interest. AEGON also holds USD 2.5 million of the “C” tranche of the 2001 series. In 2002, the cash flow modeling did not result in full recoverability of principal and interest and therefore the security was written down to recovery value at that time. Since that time, projected cash flows have improved and no further writedowns are believed to be necessary. This security is not a traded security and therefore the market bids received are heavily discounted due to the uniqueness and illiquidity of the structure, as well as recent impacts the change in servicer may have been perceived to have had on this security.

First Consumers Card Master Trust 2001-A

The notes represent a beneficial interest in a diversified portfolio of consumer credit card receivables which were originated by First Consumers National Bank, a subsidiary of Spiegle, Inc. As a result of the bankruptcy of Spiegel and FDIC intervention at First Consumers National Bank in early 2003, charging privileges were taken away from the obligors and the servicing of the portfolio was transferred to a third party servicer. AEGON holds USD 28 million of “B” tranches. There exist two subordinated classes to our holdings. The security is in an unrealized loss position of USD 27 million. Based on the most recent cash flow projections, these tranches are expected to return both principal and interest. This security is not a traded security and therefore the market bids received are heavily discounted due to the uniqueness and illiquidity of the structure, as well as recent impacts the change in servicer may have been perceived to have had on this security.

Electric: The utility sector has faced a number of significant challenges in recent years including the California energy crisis, Enron bankruptcy, and the rapid financial deterioration of several leading companies in the energy merchant industry. Bondholders are experiencing volatility as the increased financial and business risk associated with non-regulated activities has led to a substantial number of ratings downgrades. So far in 2003, most companies have been successful in accessing the capital markets to refinance near-term bonds and bank debts, thus reducing a significant amount of refinancing risk. Examples include: AES Corp, Aquila, Calpine, CenterPoint Energy, Dynegy, El Paso, Reliant Resources, and Williams Companies. The extension of credit has provided much needed time to these issuers as they work through the process of improving liquidity, reducing overall leverage, and strategically re-focusing on core, asset-based businesses. In 2002, we impaired several bonds in this sector where we believed the issuer would be unsuccessful at reducing leverage and executing asset sales. We believe there will be continued volatility in bond values as companies work through their individual restructuring plans. On the other hand, companies with solid regulated operations (either electric or natural gas) have exhibited much less volatility due to the protection afforded by state and/or federal regulation.

There are two issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million and are discussed individually below:

PG&E National Energy Group

PG&E National Energy Group (NEG), the power generation and gas transmission subsidiary of PG&E, filed for Chapter 11 on July 8, 2003. The company had been in discussions with creditors in pursuit of a consensual restructuring since last fall. Those negotiations yielded an agreement in principle on the economic terms of a restructuring that will serve as the baseline for the Plan of Reorganization. AEGON owns USD 134 million of PG&E bonds which are in an unrealized loss position of USD 40 million. AEGON’s exposure is comprised of holdings at NEG, USGen New England – a subsidiary of NEG that filed simultaneously and is undergoing a separate restructuring, and two private placement financings of generation projects where NEG is the contractual counter-party. NEG bonds have been impaired to their expected recovery level. USGen New England and the two project finance positions are secured transactions where the asset values and/or deficiency claims are currently expected to support full recoveries.

TXU Europe

TXU Europe was the European energy generation and trading business of US-based TXU Corporation. Credit support from the parent had allowed TXU Europe to hold investment grade ratings until the fourth quarter of 2002 despite continued weakness in UK power markets. In October 2002, TXU Corp. withdrew its support and TXU Europe was downgraded to below investment grade ratings shortly thereafter. In November 2002 the company filed for administration in the UK following an unsuccessful attempt to strike an out of court settlement. The company is now in the hands of UK administrators overseeing its liquidation. AEGON owns USD 55 million of bonds, which are in an unrealized loss position of USD 20 million. AEGON has exposure at the Eastern Funding and Energy Group Overseas BV subsidiaries. The bonds have been impaired to levels consistent with our expected recoveries.

Transportation: The airline industry was severely impacted by the fallout from the events on September 11, 2001 and a continued weak economy. While passenger traffic has proven to be resilient, industry revenues remain depressed due to a continued weak pricing environment. Airlines have been aggressively cutting costs and grounding older less efficient aircraft. Most major airlines have either negotiated new labor contracts or are in the process of doing so. Operating cash flow has improved due to the cost cutting efforts and stronger revenue trends during the summer travel season. Liquidity has also been bolstered by additional Government support and limited access to the secured and convertible debt markets. The quick end to the war with Iraq is expected to lead to a more stable revenue environment going forward; however, a rapid recovery is unlikely and the industry remains exposed to any further geopolitical events. The improved cash flow and liquidity situation is expected to provide the airlines flexibility as they wait for a revenue recovery to materialize over the intermediate-term. We lend to this industry almost exclusively on a secured basis. These secured aircraft financings are of two types: Equipment Trust Certificates (ETC’s) and Enhanced Equipment Trust Certificates (EETC’s). The ETC’s initially have an 80% loan-to-value ratio and the EETC senior tranches initially have a 40-50% loan-to-value ratio and include a provision for a third party to pay interest for eighteen months after default. For us to lose money on these secured transactions, three things must happen: the airline must default, the airline must determine that it will no longer lease the specific aircraft, and the aircraft must be worth less than our loan (losses may also arise in re-negotiation of lease terms if we anticipate this chain of events).

There is one issuer rated below investment grade in this sector, which has an unrealized loss position greater than USD 20 million and it is discussed individually below:

United Airlines

United Airlines, the second largest airline in the United States, filed for Chapter 11 on December 9, 2002. AEGON owns USD 55 million of United bonds that are in an unrealized loss position of USD 34 million. AEGON’s exposure is comprised of both public and private equipment trust certificates (ETC’s) and enhanced equipment trust certificates (EETC’s). Both the ETC’s and EETC’s are secured by aircraft. The Company remains in discussions with its creditors on restructuring lease terms on its aircraft fleet. AEGON’s various United exposures have been impaired to their expected recovery value based on expected cash flows from asset sales, lease payments and claims.

Banking: The fundamentals of the banking sector have held up well in the recent challenging economic environment. It is a high credit quality sector and represents a large portion of the corporate debt market. As a result, the absolute exposure to the banking sector in our portfolio is also large and of high quality. Because of the sector’s size, the absolute dollar amount of unrealized losses is large, but the market value as a percent of book value on securities in an unrealized loss position is high. Unrealized losses in the banking sector are not a result of fundamental problems with individual issuers, but rather a result of depressed prices of the sector caused by the macroeconomic environment.

In this sector there were no individual below investment grade issuers with unrealized loss position greater than USD 20 million.

Communications: In the first half of 2003, the communications sector continued to experience the negative overhang of previous challenges including overcapacity in the telecom sector leading to downward pricing pressure, weaker demand due to a deteriorating economy, technical substitution, liquidity concerns and SEC investigations. In addition, the massive accounting fraud at several companies in previous years and the subsequent bankruptcy filings dramatically impacted trading levels for many companies in the communications sector. With the increased emphasis on improving management credibility, controlling costs, generating free cash flow and deleveraging, we expect gradually improving credit trends in the communications sector.

There is one issuer rated below investment grade in this sector which has an unrealized loss position greater than USD 20 million and it is discussed individually below:

Qwest

Qwest Communications International Inc. provides local telecommunications and related services, wireless services and directory services in the 14-state local service area of Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming (local service area). In April 2002, the SEC opened a formal investigation into Qwest’s accounting treatment of certain equipment sales and fiber-optic capacity swaps with other companies. In July 2002, the US Attorney’s office in Denver confirmed that it was conducting a criminal probe of Qwest. Both investigations remain open. In August 2002, the company announced that it had agreed to sell its directory business for $7.05 billion in a two-pronged deal. The final phase of the sale closed September 2003 fully funding the company’s business plan. AEGON owns USD 133 million of Qwest bonds that are in an unrealized loss position of USD 23 million. AEGON has exposure at Qwest Capital Funding, operating subsidiaries LCI International and Qwest Corporation and a private placement exposure through KMC Funding. These positions are expected to meet all principal and interest payments as scheduled.

Unrealized Loss by Maturity

The table below shows the composition by maturity of all Bonds and Other loans in an unrealized loss position held by AEGON USA at June 30, 2003.

Maturity Level	Carrying Value of Securities With Gross Unrealized Losses	Gross Unrealized Losses
	in million USD
One year or less	679	(52)
Over 1 thru 5 years	4,835	(327)
Over 5 thru 10 years	4,363	(263)
Over 10 years	7,107	(682)
Total	16,984	(1,324)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of all Bonds and Other loans in an unrealized loss position held by AEGON USA at June 30, 2003.

Credit Quality	Carrying Value of Securities With Gross Unrealized Losses	Gross Unrealized Losses
	in million USD
Treasury Agency	2,552	(19)
AAA	2,251	(50)
AA	1,446	(54)
A	3,075	(169)
BBB	4,217	(223)
BB and Below	3,443	(809)
Total	16,984	(1,324)

The table below provides the length of time a security has been below cost and the respective unrealized loss at year-end.

Time Period	Investment Grade Carry Value	Below Investment Grade Carrying Value	Investment Grade Unrealized Loss	Below Investment Grade Unrealized Loss
	in million USD
0-6 months	7,834	775	(112)	(96)
> 6 to 12 months	2,184	527	(69)	(136)
> 12 months	3,523	2,141	(334)	(577)
Total	13,541	3,443	(515)	(809)

ABSs represent 74% of the USD 334 million of investment grade and 38% of the USD 577 million of the below investment grade unrealized losses in the greater-than-12-months period. These assets are priced by outside brokers. Due to their illiquid nature, these assets are generally bought to hold to maturity. These assets are priced similarly to a forced sale, therefore large discounts are included for liquidity premiums and the uniqueness of each deal. In cases where AEGON USA has not taken an impairment loss, these models indicate full recovery of principal and interest.

The table below provides the length of time a below investment grade security has been in an unrealized loss position and the percentage of carry value to amortized cost as of June 30, 2003.

Time Period	Below Investment Grade Carrying Value	Below Investment Grade Unrealized Loss
	in million USD
0-6 months:
70%< CV < 100% of amortized cost	692	(58)
40%<= CV <= 70% of amortized cost	65	(26)
CV < 40% of amortized cost	18	(12)
Subtotal	775	(96)
6-12 months:
70%< CV < 100% of amortized cost	330	(30)
40%<=CV <= 70% 40% of amortized cost	122	(48)
CV < 40% of amortized cost	75	(58)
Subtotal	527	(136)
13-24 months:
70%<CV < 100% of amortized cost	729	(89)
40%<=CV <= 70% of amortized cost	296	(123)
CV < 40% of amortized cost	55	(37)
Subtotal	1,080	(249)
25-36 months:
70%<CV < 100% of amortized cost	201	(24)
40%<=CV <= 70% of amortized cost	190	(77)
CV < 40% of amortized cost	97	(62)
Subtotal	488	(163)
>37 months:
70%<CV < 100% of amortized cost	316	(46)
40%<=CV <= 70% of amortized cost	191	(73)
CV < 40% of amortized cost	66	(46)
Subtotal	573	(165)
Totals	3,443	(809)

Realized gains and losses on Bonds and Other loans of AEGON USA for the six months ended June 30, 2003:

	Gross Realized Gains	Gross Realized Losses
	in million USD
Total Bonds and Private Placements/Other Loans	1,029	(458)

The gross realized losses include USD 276 million of bond default losses, which have been charged against the default reserve. The USD 1,029 million of gross realized gains and USD 182 million of gross realized losses related to assets not considered default losses have been deferred for reporting in accordance with Dutch accounting principles and will be amortized into income over the estimated average remaining maturity term of the investments sold.

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired at June 30, 2003.

Time Period	0-6 months	>6-12 months	>12 months	Total
	in million USD
Bonds/Other Loans	(67)	(38)	(77)	(182)

The following list describes securities which represented more than 5% of the USD 182 million of realized losses on sales of fixed maturity securities:

U.S. Government Securities

During the first six months of 2003, USD 25 million of losses were realized on sales of securities issued or insured by the U.S. Government. These losses are attributable purely to interest rate movements and the timing of when securities were bought and sold.

Asset Backed Credit Card

A USD 11 million loss was realized on the sales of credit card asset-backed securities. As 2003 financial data of the issuer was released, it showed higher delinquency rates and eroding excess spreads, which spreads were needed to support continuing payments in the positions that AEGON held. These bonds were subsequently downgraded by major rating agencies.

Republic of Venezuela

A USD 10 million loss was realized on sales of bonds of the Republic of Venezuela. AEGON made a tactical decision to reduce its exposure in light of recent political developments in this country.

Unumprovident Corporation

A USD 9 million loss was realized on sales of bonds issued by Unumprovident Corporation. The sales were effected to reduce exposure to this issuer based on concerns about its balance sheet. The issuer was recently downgraded but remains investment grade by all major rating agencies.

The fixed maturity securities to which these realized bond impairment losses apply were generally of investment grade quality at the time of purchase, but were subsequently downgraded by rating agencies to “below-investment grade”. Based upon consideration of all available information certain fixed maturity securities were deemed to be impaired and accordingly they were written down to management’s best estimate of their future recoverable value. Credit losses of USD 189 million, or 69%, were concentrated in ABSs, electric and natural gas, transportation, and communications industries.

Default losses

The composition of our default losses by issuer, according to DAP, for the six months ended June 30, 2003 is presented in the table below.

Issuer Name	Default Loss
in million USD
American Airlines (AMR)	(30)
United Airlines	(23)
Texas Utilities	(21)
Air 2 US	(17)
Continental Airlines	(17)
Other (72 unique issuers)	(168)

Total	(276)

American Airlines (AMR)

A USD 30 million loss was realized during the first half of 2003. The airline industry initially encountered difficulty primarily due to the terrorist attacks that occurred on September 11, 2001. The revenue and cash flow environment for the airline industry deteriorated further in early 2003 from the combined impact of escalating fuel costs, the start of the Iraq War, and a continued high cost structure. Prior to its write-down, the investment had been in an unrealized loss position for a period of greater than 3 months, but less than 18 months. Subsequent to the impairment, American Airlines successfully negotiated over USD 2 billion in annual cost savings, which American Airlines believe will improve cash flow and increase the likelihood that the airline will avoid bankruptcy. The circumstances of this impaired investment impacted another related security, Air 2 US.

United Airlines

A USD 23 million loss was realized during the first half of 2003. The airline industry initially encountered difficulty primarily due to the terrorist attacks that occurred on September 11 , 2001, after which the various secured debt of United Airlines was downgraded in stages as the prospects of a bankruptcy filing increased. United Airlines ultimately filed for bankruptcy on December 9, 2002, and by this time all of the secured debt held was rated below investment grade. An initial impairment was taken in the fourth quarter 2002 on the unsecured debt and Equipment Trust Certificates. The revenue and cash flow environment for the airline industry deteriorated further in early 2003 from the combined impact of escalating fuel costs and the start of the Iraq War. At the end of the first quarter 2003, an additional impairment was taken on the subordinated tranches of the EETCs due to declining aircraft valuations and the heightened risk of aircraft rejection in bankruptcy. Prior to its write-down, the investment had been in an unrealized loss position for a period greater than five months, but less than 18 months. The circumstances of this impaired investment impacted another related security, Air 2 US.

TXU Europe

A USD 21 million loss was realized during the first half of 2003 on securities issued by subsidiaries of TXU Europe. TXU Europe was the European energy generation and trading business of United States-based TXU Corporation. Credit support from the parent had allowed TXU Europe to hold investment grade ratings until the fourth quarter of 2002 despite continued weakness in United Kingdom power markets. In October 2002, TXU Corporation withdrew its support and TXU Europe was downgraded to below investment grade ratings shortly thereafter. In November 2002 the company filed for administration in the United Kingdom following an unsuccessful attempt to strike an out of court settlement. The company is now in the hands of the United Kingdom administrators overseeing its liquidation. An initial impairment was taken in the fourth quarter of 2002. Since that time the value of these securities declined further. A review of the then available information led to the conclusion that they were further impaired and warranted additional write-downs. Prior to its write-down, the investment had been in an unrealized loss position for a period less than eighteen months. The circumstances of this impaired investment have no impact on other investments.

Air 2 US

A USD 17 million loss was realized during the first half of 2003. Air 2 US is a bankruptcy-remote special purpose entity. The deal is secured by subleases on aircraft leased to United Airlines (50% of original transaction) and American Airlines (50% of original transaction). The security was downgraded to below investment grade in July 2002. After taking into account the impact from the United Airline bankruptcy on December 9, 2002, the transaction continued to have sufficient cash flow to service the B tranche, which was held and therefore, no impairment was taken at that time. In first quarter 2003 when it appeared American Airlines would likely file for bankruptcy an impairment was taken. Subsequent to the impairment, American Airlines successfully negotiated over USD 2 billion in annual cost savings, which would improve cash flow significantly and increase the likelihood that the airline will avoid bankruptcy. Prior to its write-down, the investment had been in an unrealized loss position for a period of seventeen months. The circumstances of this impaired investment have no impact on other investments.

Continental Airlines

A USD 17 million loss was realized during the first quarter of 2003 on the sale of EETCs issued by Continental Airlines. The Company sold the securities to reduce its exposure to the airline. At the time of sale, the securities had an investment grade rating. The sales were executed in early 2003, a time when the revenue and cash flow environment for the airline industry was showing significant deterioration from the combined impact of escalating fuel costs, the start of the Iraq War, and a continued high cost structure. Prior to its write-down, the investment had been in an unrealized loss position for a period of seventeen to eighteen months. The circumstances of this impaired investment have no impact on other investments.

Mortgage Loans

The table below summarizes key information on mortgage loans held by AEGON USA at June 30, 2003.

in million USD
Total Mortgage Loans	13,406
Impaired Mortgage Loans (loans subject to any kind of impairment)	22
Impaired Mortgage Loans as a Percentage of Total Loans	0.17%
Mortgage Loans Two or More Payments Delinquent	71
Restructured Loans in Good Standing	30
Reserves for Mortgage Loans	34

iv. Indirect return method

AEGON accounts for capital gains and losses on investments in shares and real estate by applying the indirect return method. In the income statement the structural total return on investments in real estate and shares is recognized. The total return includes the direct income (rents and dividends) during the reporting period and an amount of indirect income (capital gains and losses). Under AEGON’s accounting policy, unrealized and realized capital gains and losses are recognized in a revaluation reserve (a component of shareholders’ equity), which is carried on the balance sheet and does not flow directly through the income statement. Unrealized gains and losses on shares and real estate investments are due to changes in stock exchange quotations (if unquoted then at estimated market value) and reappraisal of real estate (at least every five years). The total return on equity investments for a given period is calculated by determining the average of the total historic return yield over the last 30 years and multiplying this average yield by the average value of these investments over the last seven years, adjusted for investment purchases and sales. The indirect income from these investments is then calculated as the difference between the total return and the direct income actually earned in the period. The indirect income is released from the revaluation reserve to the income statement, provided the balance of this account remains positive. In addition, AEGON is required by Dutch law to maintain a minimum reserve. This minimum reserve consists of the unrealized difference between the market value and the cost price of real estate and shares. The revaluation account balance at June 30, 2003 was EUR 2,529 million, consisting of realized gains of EUR 1,550 million and unrealized gains of EUR 979 million. The indirect income (before tax) included in investment income was EUR 310 million and EUR 416 million for the same period in 2002.

With International Accounting Standards (IAS) becoming AEGON’s required reporting standard in 2005, it is AEGON’s intention to discontinue the indirect return system of accounting for capital gains after 2003. Beginning with the first quarter of 2004, capital gains and losses will be reported as earnings in the income statement when realized. AEGON expects to recognize indirect income in 2003 of approximately EUR 450 million. Any remaining realized portion of the revaluation reserve not recognized in 2003 will be transferred directly to the surplus fund at year-end 2003.

v. Pension expense

We have defined benefit plans and defined contributions plans covering substantially all of our employees. In a number of countries, including the Netherlands, retirement benefits are insured with our life insurance companies based on the appropriate actuarial formulas and assumptions. In other countries, the provisions for pensions are vested in separate legal entities that are not a part of AEGON.

In the Netherlands employees participate in a defined benefit scheme based on average salary and, for the part of salaries exceeding a certain level, employees may opt for a defined contribution scheme. Indexation of vested rights are fully funded yearly and immediately charged to the income statements.

In the United Kingdom benefits are based on past and future service, taking into account future salary and benefit levels as well as estimated inflation in future years. Regular improvements of benefits are allocated to future service years.

In the Other countries pension costs are fully charged to the income statements in the years in which they are earned by the employees.

US GAAP SFAS 87 is applied to our United States pension plans. SFAS 87 calculations require several assumptions, including future performance of financial markets, future composition of the work force and best estimates of long-term actuarial assumptions. The expected return on plan assets is calculated using a five-year moving average for the plan assets. In a period of market decline, such as recently experienced, this moving average is higher than the fair value of the assets. The difference between the expected return reflected in the income statements and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceeds the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately seven years). The assumptions are reviewed on an annual basis and changes are made for the following year, if required.

In the United States, the present over-funding of the pension plans and the related interest benefit on pension plan assets caused pension expense to be a credit.

For 2003, AEGON USA has lowered the expected long-term rate of return assumption on pension plan assets from 9.0% to 8.25%. In 2002, the discount rate was lowered from 7.25% to 6.75%. AEGON USA expects that its pension benefit credit in 2003 will be lower than in 2002 by approximately USD 90 million as a result of these assumption changes and the decline in the moving average of the plan assets. Unless there is a significant recovery in the equity markets in the next few years, the pension benefit credit is expected to continue to decline until the fair value of the plan assets equals or exceeds the moving average.

Pension plan contributions are not required for AEGON USA in 2003, but are required for the defined benefit plans of AEGON the Netherlands and AEGON UK.

2.3 Results of Operations — first six months 2003 compared to first six months 2002

i. Summary

First six months	2003	2002	% change
	in million EUR
Income by product segment
Traditional life	602	747	(19)
Fixed annuities	115	126	(9)
GICs and funding agreements	96	139	(31)
Life for account policyholders	174	204	(15)
Variable annuities	7	(253)
Fee business	20	3

Total Life insurance	1,014	966	5
Accident and health insurance	108	155	(30)
General insurance	43	34	26

Total insurance activities	1,165	1,155	1
Banking activities	2	21	(90)
Interest charges and other	(218)	(186)	17

Income before tax	949	990	(4)
Corporation tax	(259)	(283)	(8)
Transamerica Finance Corporation	169	56

Net income	859	763	13

Income geographically
Americas	681	658	3
The Netherlands	361	348	4
United Kingdom	85	145	(41)
Other countries	40	25	60

Income before tax business units	1,167	1,176	(1)
Interest charges and other	(218)	(186)	17

Income before tax	949	990	(4)
Corporation tax	(259)	(283)	(8)
Transamerica Finance Corporation	169	56

Net income	859	763	13

First six months 2003	Americas	The Netherlands	United Kingdom	Other Countries	Total
	in millions EUR
Total life insurance gross premiums	3,135	2,003	2,997	334	8,469
Accident and health insurance premiums	1,123	114	—	45	1,282
General insurance premiums	0	269	—	170	439

Total gross premiums	4,258	2,386	2,997	549	10,190
Investment income insurance activities	3,210	843	108	74	4,235
Income from banking activities	—	185	—	—	185

Total revenues business units	7,468	3,414	3,105	623	14,610
Income from other activities					3

Total revenues					14,613

Number of employees, including agents	14,940	6,007	5,737	2,464	29,148

Net income over the first six months of 2003 of EUR 859 million was 13% higher than over the same period last year and income before tax was 4% lower than over the same period last year. A significant contribution to the improvement in net income stems from lower corporation tax and higher results from Transamerica Finance Corporation. The net results over the period ended June 30, 2003 were, compared to the same period last year, positively impacted by EUR 153 million lower DPAC amortization, EUR 114 million lower additions to the provision for guarantees and EUR 112 million lower additions to the provision for defaults on fixed income securities in AEGON USA. Net income of Transamerica Finance Corporation over the six months period ended June 30, 2003 amounted to EUR 169 million (USD 187 million) compared to EUR 56 million (USD 50 million) over the same period last year.

Currency exchange results had a negative effect on net earnings of approximately 15%, driven mainly by the lower US dollar exchange rate.

EUR 310 million was released as indirect investment income from the revaluation account to income before tax, compared to EUR 416 million over the same period last year.

ii. Americas (includes AEGON USA and AEGON Canada)

First six months	2003	2002	%	2003	2002	%
	in million USD			in million EUR
Income by product segment
Traditional life	344	407	(15)	311	453	(31)
Fixed annuities	127	113	12	115	126	(9)
GICs and funding agreements	106	125	(15)	96	139	(31)
Life for account policyholders	50	50	0	46	56	(18)
Variable annuities	8	(227)		7	(253)
Fee business	10	1		9	1

Life insurance	645	469	38	584	522	12
Accident and health insurance	107	122	(12)	97	136	(29)

Income before tax	752	591	27	681	658	3
Corporation tax	(225)	(198)	14	(204)	(220)	(7)

Net income	527	393	34	477	438	9

Income before tax

Income before tax of USD 752 million increased USD 161 million, or 27% compared to the first six months of 2002. The largest contributors to the increase in earnings before tax are lower additions to the asset default provision (USD 124 million) and lower

DPAC amortization and GMB provisioning (USD 238 million), partially offset by lower employee pension plan income (USD 42 million) and lower indirect income and investment yields (USD 179 million).

Traditional life products generated income before tax of USD 344 million, which was 15% lower than the same period last year and reflects lower investment yields. Indirect investment income was USD 25 million lower compared to the first six months of 2002.

Fixed annuity products generated income before tax of USD 127 million, an increase of 12% compared to the first six months of 2002. The favorable impact of USD 97 million lower credit losses in 2003 was somewhat offset by the decline in indirect investment income and lower investment yields. The pricing spread on the total annuity book of business increased 3 basis points during the second quarter to 163 basis points, despite the drop in yields.

GICs and funding agreements income before tax declined 15% to USD 106 million due to lower indirect yield income (lower by USD 21 million) and lower spreads due to portfolio repositioning partially offset by a lower asset default provision.

Life for account policyholders generated USD 50 million of income before tax, about equal to the same period last year. The policyholder bears the investment risk while the company earns fees and cost of insurance charges.

Variable annuity products generated earnings of USD 8 million before tax compared to a loss of USD 227 million for the same period last year. The 2002 variable annuity results included DPAC unlocking and guarantee reserve strengthening that occurred as a result of the severe decline in the stock market during the second quarter of 2002.

Fee business included USD 10 million of income for the first six months of 2003 compared to USD 1 million for the same period in 2002. Accident and health income before tax of USD 107 million decreased 12% primarily due to a one-time USD 10 million foreign currency gain on liabilities in 2002 and USD 5 million lower indirect investment income.

Net income

Net income of USD 527 million increased 34% over the first six months of 2002. The corporate tax provision reflects an effective rate of 30% compared to an effective rate of 33.5% in 2002.

Revenues

Revenues of USD 8,252 million increased 1% compared to 2002. Life insurance gross premiums of USD 3,464 million increased 2%, accident and health insurance premiums of USD 1,241 million was about level, while investment income of USD 3,547 million decreased less than 1%.

Life general account single premiums of USD 430 million increased 10% and reflect the impact of reduced sales in our structured settlement business offset by higher production in the agency and bank channels as well as in the pension business. A decision was made in July to discontinue new sales of structured settlements.

Life general account recurring premiums of USD 2,319 million increased 5% due to strong sales of term and universal life products. Existing distribution channels along with new agency relationships have consistently increased life sales.

Life policyholders’ account single premiums of USD 265 million are down 45% primarily due to no placement of BOLI/COLI cases in 2003. These tend to occur in large amounts but not on a regular or predictable basis. Life policyholders account recurring premiums of USD 450 million are up 43% largely driven by renewal premiums of BOLI/COLI cases and also higher fees due to recent improvements in the equity markets.

Accident and health premiums were flat overall but included strong growth at AEGON Direct Marketing Services offset by the expected decline in our discontinued business.

Investment income of USD 3,547 million was slightly below the amount for the same period last year due to the negative impact of declining market interest rates and lost income on defaulted assets. The indirect return from equity and real estate investments decreased USD 99 million in 2003 compared to the first six months of 2002.

Commissions and expenses

Commissions and expenses increased 4% compared to the first six months of 2002. Excluding commissions and net DPAC amortization, actual operating expenses increased USD 107 million. Reflected in the year-to-date 2003 expenses is USD 42 million less in employee pension plan income and USD 27 million related to a coinsurance agreement that was cancelled and USD 12 million higher expense related to acquired businesses. Excluding these items, expenses were up 3% compared to the first half of 2002 and in line with product pricing assumptions.

Production

Traditional life production (standardized new premium) increased 13% over the first six months of 2002 to USD 404 million. Strong traditional universal and term life sales in our agency group continue to drive the production.

Deposits into fixed and variable annuity contracts and institutional spread based products (GICs and funding agreements) are recorded directly to the balance sheet as a deposit liability and not reported in revenue. Fixed annuity deposits of USD 3.4 billion decreased 17% compared to the first half of 2002. Fixed annuity sales were negatively impacted by reduced crediting rates and adjustments in the commission structures. Surrenders are at historically low levels reflecting the overall decline in interest rates and the continued uncertainty in the financial markets. In response to the low interest rate environment AEGON USA has introduced new products with a minimum annual interest rate guarantee of 1.5%, subject to nonforfeiture requirements to credit a cumulative rate of 3% on 90% of the original premium. Institutional spread based deposits of USD 5.6 billion were 7% below the same period of 2002, while assets under management increased 5% to USD 29.3 billion.

Variable annuity deposits of USD 4.0 billion decreased about 1% compared to the first half of 2002 but declined 46% when compared to the first quarter of 2003. The decrease from the first quarter of 2003 is due to the discontinuance of the guaranteed minimum income benefit (GMIB) feature.

Off-balance sheet products include managed assets such as mutual funds and collective investment trusts and synthetic GICs. Off -balance sheet production was USD 10.9 billion, a 15% increase compared to the first half of 2002. Mutual fund sales of USD 3.8 billion and synthetic GIC sales of USD 7.1 billion were 11% and 18% higher, respectively, compared to the same period last year. AEGON USA does not manage the assets underlying a synthetic GIC but receives a fee for providing book value benefit responsiveness to benefit plan sponsors in the event that qualified plan benefit requests exceed plan cash flows.

Canada

AEGON Canada operational results are fully included in the Americas discussion but to provide further disclosure the following supplementary discussion of revenue and production is provided.

The average exchange rate for the Canadian Dollar (CAD) per euro for the period ended June 30, 2003 was CAD 1.604 (for the period ended June 30, 2002: CAD 1.4128).

Revenue of CAD 484 million increased 5% over the comparable period in 2002. Premiums of CAD 367 million increased 3% overall but included a strong increase in sales of immediate annuities and fixed annuities partially offset by a decline in management fees on segregated funds due to the equity market driven decline in asset balances. Investment income rose 9% to CAD 116 million due to increased assets from the sale of new products and a capital contribution of CAD 185 million.

Segregated fund sales in Canada of CAD 232 million were about 61% of the 2002 level as uncertain markets have led to a very challenging year for sales of both mutual funds and segregated funds. While AEGON Canada uses independent distributors, companies with captive sales forces have had an advantage during this difficult economic environment. New life business increased by 15% to CAD 53 million primarily driven by sales of universal life insurance. The industry saw a shift away from universal life into whole life causing a 13% decline compared to AEGON Canada’s 12% increase in universal life sales. As a result AEGON Canada has increased its market share for universal life sales (Source for industry comparative data: Investor Economics, Quarterly Industry Reviews for 2002 and 2003, Market Share of 20 Largest Individual Segregated Fund Insuring Companies).

iii. The Netherlands

First six months	2003	2002	% change on 2002
	in million EUR
Income by product segment
Traditional life	278	276	1
Life for account of policyholders	46	19	142
Fee business	10	0	—

Life insurance	334	295	13
Accident and health insurance	8	15	(47)
General insurance	17	17	0

Total insurance activities	359	327	10
Banking activities	2	21	(90)

Income before tax	361	348	4
Corporation tax	(76)	(74)	3

Net income	285	274	4

Income before tax

Income before tax of EUR 361 million increased 4% compared to the first six months of 2002. The EUR 93 million lower additions to the guarantee provisions had a positive effect on 2003 income before tax, which was offset by EUR 15 million higher additions to credit provisions, EUR 32 million higher employee pension related costs and EUR 28 million higher DPAC amortization.

Traditional life results of EUR 278 million were in line with the results over the first six months of 2002. A 10% increase in investment income was offset by additional write-offs of DPAC due to higher than expected lapses, lower contribution margins as a result of lower production and higher expenses related to the employee pension scheme.

Life for account of policyholder results were EUR 46 million, 142% higher than over the same period last year. The substantial increase in earnings is mainly due to lower additions to the provision for guarantees.

Fee business represents the results of distribution companies, including the Meeús group, Elan, Spaaradvies and Nedasco, which are consolidated as of January 1, 2003, following the decision in 2003 to integrate these companies in the new structure of AEGON the Netherlands as a separate marketing and sales unit.

Income before tax from Accident and Health insurance decreased 47% from the first six months of 2002 to EUR 8 million, mainly due to the switch from investment in equity securities to fixed income securities for solvency and asset-liability matching reasons. This had a negative effect on investment income in this product segment. Unfavorable claims experience and higher expenses (pension scheme personnel) also had a negative impact on earnings.

Income before tax for general insurance activities was at the same level as in 2002. The negative effects of lower interest income and higher expenses were fully offset by higher technical results, especially in the line items relating to Legal liability for Motor and Marine, Aviation and Transport.

Income before tax from banking activities decreased 90% from 2002 to EUR 2 million. The lower results reflect lower production, the lower spread on saving accounts and the addition to the provision for credit risk. AEGON’s banking activities consist of saving accounts and share lease products.

Net income

Net income increased by 4% from 2002 to EUR 285 million, reflecting a reduction in the effective tax rate from 21.3% to 21.1% due to the increased share of tax exempt items.

Revenues

Revenues of EUR 3,414 million recorded for the six months period ended June 30, 2003 are 4% below revenues for the same period last year. Gross premium income was EUR 254 million lower whereas investment income from insurance activities was EUR 117 million higher. Included in investment income from insurance activities is EUR 109 million relating to revenues from the distribution companies, which are consolidated as of January 1, 2003. Investment income from banking activities decreased by EUR 5 million.

Life insurance gross recurring premiums of EUR 1,310 million increased by 5% from the first six months of 2002, mainly out of existing policies and out of group contracts (primarily back-service from increased salary levels and prior year production). Single premiums decreased by 32% from 2002. The latter is mainly due to the volatile business in Group Pensions. Missing one or two contracts has a substantial effect on both production and premium income.

Premium income in Accident and Health and General insurance businesses showed an increase of 1% and 3% from 2002, respectively, caused by the increase in premiums for a broad range of non-life products implemented at the end of 2002 to cover increasing claims.

Due to the establishment of AEGON Asset Management as a separate business unit instead of a cost center, the management fees earned are, since the end of 2002, presented on a gross basis, instead of a net basis. This resulted in an increase of Other Income, included in Investment income, and operating expenses of EUR 26 million. Investment income for insurance activities adjusted for this change in presentation and the consolidation in 2003 of the distribution companies (EUR 109 million), is decreased by 2% from 2002, due primarily to the shift in sales of life insurance products from traditional life to life for account of policyholders, for which investment income is not recognized in the line item. Revenues from banking activities decreased 3% over 2002 to EUR 185 million.

Commissions and expenses

Commissions and expenses amounted to EUR 505 million, a 72% increase from 2002. Contributing to the increase were the consolidation of the distribution companies, EUR 32 million higher premiums related to the employee pension scheme and EUR 35 million additional write-off of DPAC caused by higher than expected lapses.

Production

Overall life production lagged 29% behind the first six months of 2002 as a result of continued volatility in the group pension business and uncertainty surrounding both the equity markets and the fiscal status of company saving plans. New individual life production equals the level over the first six months of 2002.

Off-balance sheet production increased 143% to EUR 1,109 million due to addition of significant new clients and accounts from the group pension target group.

Saving accounts balances, compared to year-end 2002, slightly decreased (4%) to a total of EUR 6.1 billion at the end of the second quarter.

iv. United Kingdom

First six months	2003	2002	%	2003	2002	%
	in million GBP			in million EUR
Income by product segment
Traditional life	(1)	7	(114)	(1)	11	(109)
Life for account policyholders	61	84	(27)	89	135	(34)
Fee business	(2)	(1)	(100)	(3)	(1)

Income before tax	58	90	(36)	85	145	(41)
Corporation tax	(17)	(24)	(29)	(25)	(39)	(36)

Net income	41	66	(38)	60	106	(43)

Income before tax

Income before tax of GBP 58 million over the six month period ended June 30, 2003 decreased 36% compared to the same period last year reflecting lower levels of management and fund related fees as a direct result of the lower equity markets, lower levels of experience profits, lower indirect income and investment income.

The Traditional life product segment reported a loss of GBP 1 million compared to a GBP 7 million profit in 2002, a decline of 114%. The decline in this line of business can be attributed to a reduction in profits on AEGON UK’s non-profit business due to lower levels of experience profits compared to 2002.

Income before tax of the Life for account of policyholders declined from GBP 84 million in the first half of 2002 to GBP 61 million in 2003. The profitability of the Life for account of policyholders business is heavily related to the level of the equity markets, as the main driver of income is charges on unit linked business. The significant fall in equities during 2002 has had a markedly negative effect on earnings on this line of business. AEGON UK has experienced approximately GBP 22 million lower income due to lower policy charges. This reflects the lower levels of the equity markets, which have to some extent been mitigated by a rise in the capital values on AEGON UK’s bond portfolio due to reducing interest rates.

In 2003, AEGON UK will continue to see lower initial margins on regular premium business as the blocks of stakeholder friendly business increases. Stakeholder friendly business has no exit penalties and lower initial margins than AEGON UK has historically received.

The overall reduction in net income for the fee business is primarily due to lower fee income on AEGON UK’s asset management products as a result of the lower equity markets in 2003 and the inclusion of the acquired distribution companies (Independent Financial Advisors – ‘FIAs’).

Net income

Net income for 2003 of GBP 41 million declined 38% compared to 2002. Contributing to the decrease in net income is an increase in the effective tax rate to 29.3% in 2003 from 26.7% in 2002 due to a higher share of income before tax from pension business lines which typically is subject to a higher effective tax rate than life business lines and due to the inability to fully use losses in 2003.

Revenues

AEGON UK has seen a substantial increase in new business in our individual protection business unit (AEGON Individual Protection) with premium income growing from GBP 9 million to GBP 20 million reflecting the growth in this business line. This business unit was launched in 2001.

AEGON UK has also seen an increase of GBP 35 million in the premiums on immediate annuities. These annuities arise from our own maturing pension policies. The growth reflects the increasing maturity of the Scottish Equitable pension book.

During the second half of 2002 and during the first half of 2003 AEGON UK acquired and purchased stakes in a number of distribution companies. The increase in the revenue and expenses line is primarily due to the inclusion of these businesses.

Commissions and expenses

Commissions and expenses increased by GBP 52 million to GBP 188 million due to the inclusion of the operating costs of the acquired distribution companies, growth in the protection business, the resumption of contributions to the employee pension scheme (GBP 8 million) and higher DPAC amortization charges.

Restructuring charges of GBP 7.5 million have been incurred in the period, following the instigation of a review of the expense base of the entire UK operations. This is additional to the GBP 17.5 million charge taken in the second half of 2002. The charge in the period arises from the costs of redundancies and the provision for vacant property arising as a result of the rationalization of accommodation.

The re-organization, which is intended to reduce the cost base, has been substantially completed.

Production

Traditional life production (standardized new premium) increased by 19% over the first six months in 2002 with strong growth in the protection business and increasing volumes of annuity business from AEGON UK’s maturing book.

Life for account of policyholders’ production (standardized new premiums) increased by 3% over the same period in 2002.

Off-balance sheet production was GBP 169 million, a 21% increase from the same period in 2002 representing AEGON UK’s continued success to secure fixed interest mandates.

Other

Corporate Bond Portfolio

The corporate bond portfolio within the general account of AEGON UK is of a high credit quality. Over 90% of the bond portfolio is A grade or higher.

Impact of New Tax Legislation

There is no new tax legislation enacted in the year, which has had an impact on liquidity, financial condition and operations.

New anti-avoidance legislation was enacted in Finance Act 2003 in July 2003 some of which took effect on December 23, 2002 and some on January 1, 2003. This will potentially impact the realization of tax losses on security sales for the account of policyholders and changes to systems will be required to identify the affected disposals. In the absence of the systems changes it is not possible to quantify the impact but it is not expected to be material since we do not consciously engage in the affected activity. It is not anticipated that the impact on securities held for the account of shareholders will be material. Other anti-avoidance legislation will affect any future restructuring and possibly loan arrangements providing capital support to policyholder funds. However there is no current impact.

Influence of Stakeholder Pensions Price Capping Within The Market

The introduction of the “1% charge cap” on Stakeholder pension price (a 1% annual management charge limit aimed at widening the number of individuals with a pension) has reduced gross margins on pensions products in the United Kingdom, and although this has substantially been reflected in 2003 trading conditions it has the potential to further erode gross margins in the future.

Acquisitions

AEGON UK acquired a number of independent financial advisors (IFA) businesses in 2002 with ownership percentages varying between 2% and 100%. In May 2003 AEGON UK acquired the 100% ownership in Elliot Bayley for which the full financial impact will only be seen in the 2003 results.

Regulatory Changes

Sales regulation: the Financial Services Authority is proposing significant change to the regulation of distribution firms in the United Kingdom. This will most probably take effect during 2004. The impact on our business is uncertain at this stage.

Prudential regulation: new roles on prudential regulation will increase the focus on risk management within organizations such as ours. Companies that are not able to respond well and demonstrate sound risk management procedures could face increased capital requirements from 2005 onwards.

v. Other Countries

First six months	2003	2002	%
	in million EUR
Income by product segment
Traditional life	14	7	100
Life for account of policyholders	(7)	(6)	(17)
Fee business	4	3	33

Life insurance	11	4	175
Accident and health insurance	3	4	(25)
General insurance	26	17	53

Income before tax	40	25	60
Corporation tax	(11)	(6)	83

Net income	29	19	53

Please note that the Other countries segment is accounted for in our financial statements in euros, but the operating results for the individual country units within Other countries are accounted for in, and are discussed below in terms of, local currencies of those country units.

Hungary

The average exchange rate for the Hungarian Forint (HUF) per euro for the six month period ended June 30, 2003 was HUF 247 (for the period ended June 30, 2002: HUF 243).

Income before tax. ÁB-AEGON reported income before tax of HUF 7.5 billion over the six months period ended June 30, 2003, an increase of 20% compared to 2002. Life income amounted to HUF 3,568 million, while non-life income amounted to HUF 2,875 million. Income before tax from fee business more than doubled to HUF 1,100 million, due to higher fees from brokerage activities and a 24% increase in assets under management. The advantageous change of the law, in favor of the private pension funds (depositing 7% of salary into the mandatory pension funds instead of 6%), caused a significant rise in the managed assets of the pension funds.

Revenues. Total revenues increased by HUF 2.6 billion over the same period last year. Premium income increased by HUF 2.6 billion or 9% compared to the first half of 2002. HUF 1.8 billion of this increase came from the life business and HUF 0.8 billion came from the non-life business. Most of ÁB-AEGON’s life sales represents unit-linked products which caused an almost HUF 1.7 billion increase in premium income in the Life for account of policyholders business. On the non-life side the growth is due to a HUF 800 million increase in premiums in the household portfolio. The success of newly redesigned products and the improving sales efficiency are the main factors contributing to the good performance of the household branch. Investment income increased slightly by HUF 18 million.

The decelerating life insurance market accompanied by the general slump in the investment markets, the steady decline of yields and the rapidly growing non-life market constituted a challenging environment for the life insurance sector. ÁB-AEGON was able to effectively compete in this environment and retained its competitive position in the recurring life new sales market.

Premiums to reinsurers. Premiums to reinsurers increased by 10% (HUF 89 million) reflecting higher premium income, which is reinsured on a proportionate basis.

Commissions and expenses. Commissions and expenses were almost at the same level as last year. A HUF 292 million decrease in operating expenses was achieved through implementation of strict expense control procedures. Commissions increased because of a new guaranteed commission system, which enables ÁB-AEGON to increase the company’s sales capacities.

Other. Hungary has signed the statement for joining the EU and the most important change in the future is going to be the European Union membership in 2004. The new, EU based Insurance Act was also accepted by the Parliament in June 2003.

Spain

Income before tax. AEGON Spain reported income before tax increased to EUR 17.7 million over the first six months of 2003 from EUR 4.8 million over the same period last year. Income before tax from the life business amounted to EUR 0.4 million, EUR 6.5 million higher than over the same period last year. The increase from last year was mainly due to the fact that a significant incidental increase of the technical provisions was reported in 2002 that did not reoccur in 2003. Lower expenses relating to MoneyMaxx also contributed to the increased results. Non-life results were 59% higher than last year at EUR 17.3 million, reflecting a significant improvement in the results of the Motor branch partly offset by lower indirect income.

Revenues. Revenues were 2% higher at EUR 238.8 million. Life premiums decreased by 9% compared to last year primarily due to lower single premiums in the account of policyholders’ business. Traditional Life premium has grown by 25%, breaking the decreasing trend of the previous year. Premiums from unit-linked products showed a significant decrease due to the performance of the stock markets and the loss of tax benefits on unit-linked policies with respect to mutual funds. Non-life premiums increased by 6% due to higher premiums in the accident and health, motor and fire branches.

The strategy for general insurance has continued to focus on the client by concentrating on personal lines and small companies. As a consequence, we have discontinued the commercialisation of products whose risks are not considered as strategic. This is the case of “Other General Liability” and “Marine, aviation, transport” that present decreases in premium income of 24% and 21%, respectively, in 2003.

Net income. Net income increased with the same magnitude as income before tax. The effective tax rate was about 35% for both years.

Commissions and expenses. Commissions and expenses amounted to EUR 52.5 million, which is at the same level as last year. Operating expenses were 8% lower than last year due to strict cost control and lower marketing expenses in MoneyMaxx. The reduction in operating expenses was offset by an increase in DPAC amortization. Commissions remained level with last year.

Production. Standardized new premium production increased by 30% compared to the same period in 2002. Recurring premium production increased by 41% showing a shift from unit-linked products to traditional life products. Single premium production decreased by 33%.

Taiwan

The average exchange rate for the New Taiwanese Dollar (NTD) per euro for the period ended June 30, 2003 was NTD 38 (for the period ended June 30, 2002: NTD 31).

Income before tax. Income before tax for the first six months of 2003 was NTD 7 million compared to a loss of NTD 96 million in the same period of 2002. The increase is primarily due to the significant growth in new business production, which contributed positively to the bottom line.

Revenues. Total revenues of NTD 5,942 million were 238% higher than over the first half year of 2002. Life insurance general account gross premium of NTD 5,511 million increased by 270% compared to the same period of 2002. Most of the significant growth derived from the newly developed distribution channels of brokers and banks. Variable universal life premium of NTD 154 million increased by 137% compared to NTD 65 million in 2002, primarily generated through agency channels. With continued low interest rate and lower equity market, however, investment income of NTD 277 million increased 36% over the first half year of 2002 due to larger asset base.

Commissions and expenses. Gross commissions amounted to NTD 2,320 million for the first six months of 2003 compared to NTD 312 million in the same period of 2002. The acquisition commission of NTD 2,220 million as a percentage of first year premium was 50% for 2003 compared to 48% for 2002. However, the renewal commission at NTD 100 million for the first six months of 2003 was around 8% of the renewal premium kept at the same percentage of 2002. Operating expenses were 32% higher and amounted to NTD 428 million, primarily as a result of increased personnel, occupancy and policy related costs in connection with the development of new distribution channels and the substantial growth of new business volumes. A continued stringent expense control, combined with a tremendous increase in premium, has resulted in a fast decreasing expense to premium ratio.

Production. New premium production increased 801% compared to the first six months of 2002 to NTD 4,929 million. The majority of the increase was driven by the strong sales of new ‘104 traditional whole life’ products through multi-distribution channels.

vi. Unconsolidated Group Companies

Transamerica Finance Corporation (TFC) conducts business in commercial lending, intermodal leasing and real estate information services operations. Due to the dissimilarity between its operations in relation to the operations of AEGON, AEGON considers Transamerica Finance Corporation to be a non-core operation and Transamerica Finance Corporation’s results are not consolidated.

Net income of Transamerica Finance Corporation over the six month period ended June 30, 2003 amounted to EUR 169 million (USD 187 million) compared to EUR 56 million (USD 50 million) over the same period last year. Compared to 2002, business conditions in all segments were more favorable. In addition to lower funding costs, lower expenses, lower credit losses and the recognition of deferred income from the termination of a major client contract, several one-time tax benefits totaling USD 31 million were realized.

AEGON announced on August 5, 2003 that it has reached an agreement to sell most of TFC’s commercial lending business and the business-to-business financial services unit. The units being sold, acquired in 1999 as part of AEGON’s acquisition of Transamerica Corporation, include approximately 1,700 employees and serve customers primarily in North America and Europe. After conclusion of the sale, TFC’s remaining businesses will primarily consist of maritime container and European trailer leasing, and real estate information services. Total managed assets will be approximately USD 2.1 billion.

AEGON announced on September 4, 2003 its intent to sell its real estate tax service and flood hazard certification businesses. Closing of the proposed transaction is subject to, among other things, the negotiation and execution of definitive agreements and regulatory approval.

vii. Investments

AEGON country units are responsible for the management of their own investment portfolios. The asset and liability management policies employed in the units specify the level of risk and exposure that can be assumed by the relevant country unit based on changes in interest rates, credit quality, equity markets and exchange rates. Those policies are also monitored at the AEGON Group level. During 2003 we have continued the ongoing process of integrating asset and liability risk management with capital management.

AEGON USA’s basic investment philosophy is to invest in a strategically mixed portfolio of high quality assets that provides an investment return consistent with the assumed pricing of AEGON’s various insurance products. AEGON USA has a stringent Asset Liability Management process in place to match the invested assets to the product liabilities in order to minimize its exposure to changes in the overall level of interest rates. AEGON USA is able to maintain this investment philosophy throughout a credit cycle because of the capital position and the nature of the matched insurance liabilities.

At June 30, 2003, AEGON’s general account investment assets decreased 0.6% from the 2002 year-end to EUR 122.4 billion. These assets represent 42% of AEGON’s total managed assets. On general account assets, AEGON carries the investment risk and earns a spread.

The general account assets in the Americas and the Netherlands represented 97% of AEGON’s general account assets at June 30, 2003. The decrease during 2003 was mainly driven by currency exchange rate differences. In local currencies, the general account asset base of AEGON Americas grew 7.1% to USD 117 billion, mainly due to improved market conditions. In the Netherlands, the total general account asset base increased by 6.7%, also primarily as a result of higher market levels. In 2002, AEGON rebalanced its portfolio from equities to fixed income investments while raising slightly the credit quality of the fixed income portfolio despite the further deterioration of credit markets during the year by reinvesting at a slightly higher average credit quality.

Investments for the account of policyholders (34% of AEGON’s total managed assets at June 30, 2003) increased by 3% in 2003 to EUR 98 billion, driven by the higher level of the investment markets. On investments for the account of policyholders, the investment risk is generally borne by the policyholders, in certain cases subject to minimum benefit guarantees provided by AEGON, and AEGON earns fee income through policy expense charges.

Assets related to banking activities decreased 3.2% since December 31, 2002 to EUR 6.9 billion.

Off-balance sheet investments (third party asset management, mutual funds and synthetic GICs), on which AEGON earn fees, represented 21% of total managed assets and increased significantly in 2003 to EUR 61 billion from EUR 52 billion at December 31, 2002. The off-balance sheet investments in AEGON USA increased by EUR 2.3 billion (USD 7.2 billion) due primarily to strong production in synthetic GICs. The EUR 7 billion increase in AEGON the Netherlands’ off-balance sheet investments is largely caused by assets under management relating to TKP pensioenen BV, acquired at the end of 2002.

viii. Liquidity and capital resources

AEGON’s capital base reflects the capital employed in its core activities and consists of shareholders’ equity, capital securities and dated subordinated and senior debt. AEGON is committed to a strategy of continued financial strength as reflected by the development of its capital base. AEGON manages its capital base to contain at least 70% shareholders’ equity, between 5% and 15% capital securities, and a maximum of 25% subordinated and senior debt. At June 30, 2003 our leverage was within these limits. At June 30, 2003, equity capital represented 71% of our total capital base, while senior and dated subordinated debt comprised 19% of our total capital base. Capital securities accounted for the remaining 10%. The ratio of shareholders’ equity to total capital remains stable at approximately the same level as it was at year-end 2002 and at March 31, 2003.

Shareholders’ equity was EUR 13,607 million compared to EUR 14,231 million at December 31, 2002. The decrease of EUR 624 million is largely due to negative currency exchange rate differences of EUR 1,045 million, offset by net income of EUR 812 million (excluding the preferred dividend). A reduction in the revaluation account of EUR 69 million and goodwill charges of EUR 273 million, mainly as a result of the consolidation of Meeùs in the Netherlands, also contributed to the decrease in shareholders’ equity.

AEGON’s internal capital adequacy requirement and asset charges are based on the higher of the local regulatory requirements and 165% of the Standard and Poors’ (S&P) local capital adequacy models, plus any additional internally imposed requirements, if applicable.

AEGON uses common derivative financial instruments such as swaps, options, futures and cross-currency derivatives to hedge its exposures related to external borrowings and for its Asset Liability Management process. In general, the accounting treatment of the derivative mirrors the accounting treatment of the underlying financial instrument.

AEGON USA management has recently approved the use of unhedged derivative programs on a limited basis involving the sale of credit protection in the form of single name credit default swaps and AAA rated tranches of synthetic collateralized debt obligations. Credit derivatives are also used to synthetically replicate corporate credit exposures. This involves the purchase of high quality low risk assets and the sale of credit derivatives. The program is designed to purchase credits that are already subject to review by our bond credit desk but may not be available under the same terms and conditions in the cash bond market.

AEGON manages its currency risk using established currency risk policies. Shareholders’ equity in operating subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy (local) regulatory and self-imposed capital requirements, and will be subject to currency movements when translated into euros for reporting purposes. Shareholders’ equity in operating subsidiaries, and the subsidiaries’ earnings are not hedged against such currency movements and will be allowed to fluctuate when translated into euros. The non-equity components of AEGON’s capital base are held in or swapped into various currencies proportionally to the value of AEGON’s activities in those currencies. Although AEGON’s debt-to-total-capital ratio is consequently not materially affected by currency volatility, currency fluctuations may affect the level of the capital base as a result of translation into euros. The duration profile of AEGON’s external capital debt and interest rate structure is managed in line with the estimated duration of the investments in the subsidiaries financed.

External capital debt is mainly raised by AEGON N.V. AEGON N.V. has employed its regular access to the capital markets through private placements issued under its USD 6 billion Euro Medium Term Notes Program and under a separate United States shelf registration. The (AEGON N.V.) USD 2 billion Euro Commercial Paper Program and the (AEGON Funding Corp. - guaranteed by AEGON N.V.) USD 4.5 billion Euro Commercial Paper Program facilitate access to international and domestic money markets when required. Additionally, AEGON utilizes a USD 300 million US Domestic Commercial Paper Program and a CHF 400 million Swiss Payment Rights Program. AEGON maintains back-up credit facilities for outstanding debt under its Commercial Paper programs. Its committed facilities negotiated with banks of excellent standing and credit quality exceed USD 3.1 billion. In addition, AEGON enjoys an extensive amount of additional credit lines, while TFC has access to USD 2.6 billion of committed facilities.

Internal sources of liquidity comprise of distributions from operating subsidiaries on the basis of excess capital or cash and cash equivalents. Internal distributions may be subject to (local) regulatory requirements. The business units further manage their liquidity through closely managing the liquidity of the investment portfolio, acquisition and sale of mortgage backed securities and repurchase obligations, in combination with the timing of, among others, payment of policyholder liabilities. Liquidity is tightly controlled by the business units and AEGON in their respective asset and liability management committees.

In the second quarter AEGON N.V. issued amongst others EUR 1 billion of 5 year fixed rate notes, USD 750 million 10 year fixed rate notes and USD 250 million 2 year floating rate notes to refinance maturing long-term debt and short term debt. At June 30, 2003 AEGON N.V. has issued EUR 1.9 billion under the Medium Term Note program and EUR 2.2 billion under the Commercial Paper programmes. Of AEGON’s total external capital debt at June 30, 2003, approximately EUR 1.9 billion matures between one and three years, EUR 0.9 billion between three and five years, and EUR 2.9 billion thereafter. AEGON’s working capital, backed by the external funding programmes and facilities, is amply sufficient for AEGON’s present requirements.

ix. Certain Effects of US GAAP

Net income of EUR 819 million was reported over the first six months of 2003 based on US GAAP accounting principles, compared to a net loss of EUR 1,297 million over the same period in 2002. The US GAAP net income reflects the same financial statement impacts that were previously described on a Dutch accounting basis.

See Item 1 note (3) of this report for a complete discussion of the differences for net income and shareholders’ equity under Dutch accounting principles and US GAAP. The most significant differences in 2003 related to the treatment of realized capital gains and losses for both debt securities and investments in equity securities and real estate.

Capital losses on shares and real estate realized on a US GAAP basis totaled EUR 287 million (including EUR 222 million “other-than-temporary impairment” write downs; compared to an amount of EUR 469 million in 2002) compared to indirect return income of EUR 310 million under Dutch accounting principles. Capital gains (losses) are recognized when they are realized pursuant to US GAAP while the indirect return methodology is applied under Dutch accounting principles. See “–Application of Critical Accounting Policies – Dutch Accounting Principles”.

Capital gains and losses on debt securities realized less the amortization charge of deferred gains and losses totaled EUR 822 millions for the six months period ended June 30, 2003. Under Dutch accounting principles gains and losses are deferred and amortized to the income statement over future periods. Under US GAAP these gains and losses, together with the annual amortization charge are reported in the income statement when they are realized.

Goodwill impairment charges are recorded on a US GAAP basis while goodwill is charged off to equity on a Dutch accounting basis at the time of acquisition. A goodwill impairment write-down of EUR 1,295 million was recorded as a cumulative effect of adopting SFAS 142 as of January 1, 2002 and primarily reflected impairment for Transamerica Finance Corporation (EUR 1,234 million). The required annual goodwill impairment test under SFAS 142 was performed in the fourth quarter of 2002 and will be performed again in the fourth quarter of 2003. In the fourth quarter of 2002 the impairment test resulted in an additional goodwill impairment charge of EUR 670 million in the AEGON USA reporting unit. This impairment charge was reported as a 2002 US GAAP operating expense. The primary factor resulting in the non-cash impairment charge for AEGON USA during the fourth quarter of 2002 was the uncertainty in the economic environment. The uncertainties included, among others, a continuation of the low interest rate environment resulting in compressed spreads, reduced expectations for total return rates in equity markets, an uncertain level of defaults in the fixed maturity markets and a reduction in the anticipated new business.

Application of Critical Accounting Policies – US GAAP

Reserve for Guaranteed Minimum Benefits and Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

The application of these accounting policies is discussed in “– Application of Critical Accounting Policies – Dutch Accounting Principles”. The primary difference in applying these accounting principles for US GAAP accounting purposes is that for the flexible premium insurance products and investment contracts in the Netherlands and the United Kingdom, an annual unlocking as described for the Americas is performed and the reserves in the United Kingdom are adjusted to equal the contract holder balance. The net impact of these elements in 2003 was an additional charge of EUR 45 million under US GAAP.

Impairment of debt securities

US GAAP does not provide for a default reserve but rather requires all realized losses including impairments to be recognized in the income statement. The same monitoring practices and evaluation process as described in “—Application of Critical Accounting Principles – Dutch Accounting Principles” is followed. For US GAAP accounting purposes, however, an impaired debt security is written down to fair value, which is generally based on quoted market value if available, at the time impairment is determined to have occurred.

If it is deemed probable that a payment interruption will occur in the future, the security is considered other than temporarily impaired (OTTI) and is written down to its fair value on a US GAAP basis. Fair value is first based on quoted market prices in an active or less active market. If this approach is not applicable, the fair value is modeled by evaluating such factors as liquidity, capital structure issues, cash flow generating capability, and conservative expectations as to future results. The fair value also incorporates independent third party valuation analysis. AEGON USA’s process for determining OTTI is rigorous and deliberate, involving a significant amount of senior investment management’s attention.

For US GAAP purposes, the primary analyst, along with the Director of ABS Research, does rigorous cash flow modeling and valuation analysis in order to determine if an adverse change in contractual cash flows has occurred in accordance with EITF 99-20. The cash flow modeling process generally includes a review of the existing capital structure and payment priorities among classes of securities, expected prepayment, gross default, and asset recovery rates as appropriate for the particular asset class, liquidity reserves, and a review of any independent appraisals associated with the underlying collateral. Working in conjunction with the Director of ABS Research and Director of Structured Finance, a determination is made as to the probability of a payment interruption. Cash flow modeling is performed in order to determine if the security is OTTI. If it is determined there is adverse change in the best estimate of projected cash flows, an impairment is recorded. The security is then written down to its current fair value, which are these same modeled cash flows discounted at a current market rate.

Impairment of equities

AEGON applies the same monitoring practices and evaluation process for Dutch Accounting Principles (DAP) as for US GAAP purposes. However, any realized losses or impairments are under Dutch Accounting Principles transferred from the unrealized part of the revaluation account to the realized part of the revaluation account, whereas for US GAAP purposes they are reported in the income statement in the period they occur.

Some of the equity asset portfolios held by AEGON USA are designated as trading for US GAAP purposes. These investments are carried on the balance sheet at market value and the change in market value is reported in net income. These securities have been excluded from the tables and discussions in this paragraph.

The composition of equities held in the ‘available for sale’ portfolio in an unrealized gain and loss status held by AEGON the Netherlands and AEGON USA at June 30, 2003 is presented in the table below:

	Cost Basis	Carrying Value	Net Unrealized Gains/ (Losses)	Carrying Value of Securities with Gross Unrealized Gains	Gross Unrealized Gains	Carrying Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses
	in million EUR
Equities	3,722	4,216	494	3,119	613	1,097	(119)

The composition of equities by industry sector in an unrealized loss position held by AEGON the Netherlands and AEGON USA at June 30, 2003 is presented in the table below.

Sector	Carrying Value of Equities with Gross Unrealized Losses	Gross Unrealized Loss
	in million EUR
Non-cyclical Consumer	174	(14)
Cyclical Consumer	42	(12)
Non-cyclical Service	23	(5)
General Industries	44	(3)
Cyclical Services	101	(7)
Financials	357	(34)
Resources	71	(4)
Basic Industries	32	(4)
Funds	51	(7)
Other	202	(29)

Total	1,097	(119)

The table below provides the unrealized loss on equities at June 30, 2003 broken down by the period of time they have been below cost.

Time Period	0-6 months	> 6 months to 12 months	> 12 months	Total
	in million EUR
Equities	(52)	(46)	(21)	(119)

As of June 30, 2003, there are EUR 558 million of gross unrealized gains and EUR 103 million of gross unrealized losses in the equity portfolio of AEGON the Netherlands. The following describes securities held by AEGON the Netherlands with an unrealized loss of more than EUR 5 million. None of the equities in the AEGON USA portfolio are in a loss position of more than USD 5 million.

At June 30, 2003, the investment by AEGON the Netherlands in ING NV amounted to EUR 154 million with a cost of EUR 169.9 million, representing an unrealized loss of EUR 15.9 million or 9.3%. ING suffered in 2002 like virtually all insurance and financial companies, when the stock market was nervous about the declines in bond and equity portfolio values. Based on the strong outlook for the company we consider the decline to be temporary. As of September 4, 2003, ING shares price increased by approximately 25% since the end of June 2003.

At the June 30, 2003, the investment by AEGON the Netherlands in CSM amounted to EUR 71.2 million with a cost of EUR 77.3 million, representing an unrealized loss of EUR 6.1 million or 7.9%. Like other stocks in the Food & Beverage sector, CSM’s stock price also suffered from sector-rotation out of defensive stocks into growth and cyclical stocks. As of September 4, 2003, CSM share price decreased by approximately 6% since the end of June 2003.

The table below provides the length of time the equities held by AEGON the Netherlands and AEGON USA were below cost prior to the sale and the respective realized loss for the six month period ended June 30, 2003.

Time Period	0-6 months	>6-12 months	>12 months	Total
	in million EUR
Equities	(196)	(45)	(13)	(254)

The realized loss of EUR 254 million includes an amount of EUR 164 million, relating to securities that were impaired during 2003 prior to their sale.

Impairment of Equity securities

Equity securities held in an unrealized loss position that are below cost for over six months or by more than 25% are evaluated for a possible other than temporary impairment. If an individual stock is considered to be impaired on an other than temporary basis, the value of the stock is written down to market value for U.S. GAAP purposes. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment. A price decline of more than 25% has been selected as the threshold for the impairment review procedure as 25% is considered to fall within a normal range of stock price movements. The movements of less than 25% are therefore generally considered temporary.

These factors typically require significant management judgment. For equity securities considered to have an other-than-temporary impairment during 2003, a realized loss was recognized. The impairment review process has resulted for the six month period ended June 30, 2003 in EUR 217 million of impairment charges for AEGON the Netherlands and EUR 5 million of impairment charges for AEGON USA.

Impairment losses for equities were concentrated in the following sectors:

Sector	Amounts of Impairments
in million EUR
Consumer Non-cyclicals	46
Financials	23
Resources	10
General Industrials	9
Basic Industries	5
Cyclical Services	39
Non-cyclical Services	83
Other	7
Total	222

The majority of the impairment of equities related to the portfolio of AEGON the Netherlands. Equity impairments occurred in several large companies (companies with large market capitalizations) and also in smaller companies in which AEGON the Netherlands holds large positions (companies in which AEGON the Netherlands owns more than 5% of the outstanding stock). A 5%-ownership fund is maintained whereby special tax advantages are received by AEGON the Netherlands when it holds 5% or more of the outstanding stock.

Non-Cyclical Consumer Goods:

AEGON the Netherlands’ share holdings in Ahold, a large food retail and services company in the Netherlands and the United States, produced an impairment of EUR 76 million. The preferred shareholdings in Ahold were impaired by EUR 35.5 million. The investment in preferred shares Ahold amounted to EUR 82 million at June 30, 2003 and the investment in other shares amounted to EUR 57 million. Over 2002, concerns about slowing growth rates and market share erosion dragged Ahold’s share price down by 63%. An accounting scandal in February 2003 caused the share price to plummet to a low of EUR 2.47 in March 2003 at which time an impairment charge was taken.

Another significant impairment loss related to Pfizer (EUR 7 million impairment). Pfizer’s share price fell approximately 28% in 2003 (in euro terms) due to patent expiration and delays in regulatory approvals of new products, but Pfizer has a series of promising products under development. Furthermore, Pfizer’s announced acquisition in 2002 of Pharmacia was completed in the first quarter of 2003.

Cyclical Services:

Five equity holdings were responsible for more than 70% of the impairment of AEGON the Netherlands’s holdings in the Cyclical Services sector: Randstad, Viacom, Comcast, Buhrmann, and Vedior. AEGON the Netherlands had large positions in Randstad (EUR 12 million impairment), Buhrmann (EUR 4 million impairment), and Vedior (EUR 3 million impairment), because they comprise part of AEGON the Netherlands’s 5%-ownership fund. These three companies all suffered from high debt levels from earlier acquisitions and the general economic slowdown. The impairments of Viacom (EUR 5 million) and Comcast (EUR 4 million) are the results of the decline of share prices in the media and cable industries. The companies’ share prices had fallen substantially through the end of March 2003, as the markets showed concern for the high debt levels and the companies’ overvalued acquisitions.

Resources:

ExxonMobil is the only other notable impairment (EUR 8 million impairment). The share price fell in 2002 and through March of 2003 on concerns of a slowing world economy. By the end of June 2003, the share price was steadily reaching year-to-date highs. The bulk of the impairment is the result of the decline of the US dollar against the euro.

Pension expense

Under Dutch accounting principles, SFAS No. 87 as described in “-Application of Critical Accounting Policies - Dutch accounting principles” is applied only to our pension plans in the United States. Under US GAAP, SFAS No. 87 is also applied to our defined benefit pension plans in the Netherlands, the United Kingdom and Other Countries.

Goodwill

Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment may be necessary. Impairment testing requires the determination of the fair value for each of our identified reporting units. The reporting units identified for AEGON based upon the SFAS No. 142 rules include; AEGON USA, AEGON Canada, AEGON the Netherlands, AEGON UK insurance companies and AEGON UK distribution companies, Other Countries and Transamerica Finance Corporation. The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. For our non-insurance operations, fair value was determined using a discounted cash flow analysis. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

The goodwill impairments recorded by AEGON in 2002 under US GAAP are discussed in detail in “- Certain Effects of US GAAP”.

Disclaimer

The statements contained herein that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe”, “estimate”, “intend”, “may”, “expect”, “anticipate”, “predict”, “project”, “counting on”, “plan”, “continue”, “want”, “forecast”, “should”, “would”, “is confident” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	changes in the performance of financial markets, including emerging markets, including:

—	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and

—	the effects of corporate bankruptcies and/or accounting restatements (such as Enron and WorldCom) on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	the frequency and severity of insured loss events;

•	changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	changes affecting interest rate levels and continuing low interest levels;

•	changes affecting currency exchange rates, including the euro/U.S. dollar and euro/UK pound exchange rates;

•	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	acts of God, acts of terrorism and acts of war;

•	changes in the policies of central banks and/or foreign governments;

•	litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	customer responsiveness to both new products and distribution channels;

•	competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products; and our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.